SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer's ID (CNPJ/MF) No. 33.042.730/0001-04

State Registry (NIRE) 35.300.396.090

Publicly-Held Company

TABLE OF CONTENTS

MANAGEMENT'S PROPOSAL	2
EXHIBIT I – Proposal and Justification of Amendments to the Bylaws	5
ATTACHMENT II – Consolidated Bylaws	35
ATTACHMENT III - Information on the candidates to be elected at the Annual Shareholders' Meeting	44
ATTACHMENT IV - Information on the compensation of the Management	59
ATTACHMENT V - Sample of the Remote Voting Form	75

MANAGEMENT'S PROPOSAL

Dear Shareholders

Below is the Management's proposal of Companhia Siderúrgica Nacional (“Company”) on the matters to be resolved at the Annual and Extraordinary Shareholders' Meeting to be convened on April 28, 2017.

At the Extraordinary Shareholders' Meeting:

1. Resolve on the proposed amendment and consolidation of the Company's Bylaws.

We propose the amendment and consolidation of the Company's Bylaws, pursuant to the descriptions and reasoning in "Attachment I - Proposal and Reasoning for the Amendments to the Bylaws", with its consequent consolidation, to reflect each of the proposed amendments.

Pursuant to Article 11 of CVM Instruction No. 481/2009, the Management clarifies that the goals of this proposal for the amendment of the Bylaws is to make it more current and efficient and to: (i) improve the wording of some articles, in order to reflect the standards and recommendations of CVM currently in force; (ii) review and balance the powers and duties of the Board of Directors and of the Executive Board, bringing more dynamism to the decision-making process of the Company; and (iii) adequate, improve and simplify the wording of all the other articles to make them more clear and objective.

The Management believes that the amendments hereby proposed are in the best interest of the Company and of its shareholders, adjusting operational issues and improving the Bylaws and governance structure.

If the amendments proposed are approved, the Bylaws of the company   will become effective with the wording in Attachment II.

At the Annual Shareholders' Meeting:

1. Establish the number of members of the Board of Directors and elect its members.

The proposal is for the Board of Directors, to be elected at the Annual Shareholders' Meeting, to have seven (7) members, among which one (1) will be the representative of the Company's employees, pursuant to Article 14 of the Company's Bylaws.

Please be advised that the election of members to the Board of Directors will be carried out through the simple voting system, with a complete coalition of candidates for the positions of member of the Board of Directors, which shall be submitted to the shareholders' approval, except if required the adoption of the process multiple voting.

In case of a request for the multiple voting system, each common share will be assigned with as many votes as there are positions to be filled on the Board of Directors. The shareholder has the right to accumulate votes in a single candidate or to distribute them among several candidates.

It is noteworthy that the request for the multiple voting system should be made by shareholders representing at least 5% of the voting capital of the Company.

The Company's controlling shareholders have informed the Management that they will appoint the following candidates to occupy the positions of members of the Board of Directors: Messrs. Benjamin Steinbruch, administrator, enrolled under the Individual Taxpayer's ID No. 618.266.778-87; Fernando Perrone, lawyer, enrolled under the Individual Taxpayer's ID No.  181.062.347-20; Yoshiaki Nakano, administrator, enrolled under the Individual Taxpayer's ID No.  049.414.548-04; Antonio Bernardo Vieira Maia, administrator, enrolled under the Individual Taxpayer's ID No.   510.578.677-72; Léo Steinbruch, businessman, enrolled under the Individual Taxpayer's ID No. 110.885.048-09; and José Eduardo de Lacerda Soares, businessman, enrolled under the Individual Taxpayer's ID No. 088.973.848-38.

Pursuant to Paragraph 2 of Article 14 of the Bylaws, Mr. Fabiam Franklin was appointed as the representative of employees to join the Board of Directors.

We clarify that, pursuant to Article 10 of CVM Instruction No. 481/09, the information on the above candidates for the positions of members of the Board of Directors are detailed in Attachment III of this proposal.

2. Establish the Management's overall annual compensation for the year of 2017.

We propose that the compensation of the Management for the 2017 fiscal year to be fixed in the amount of up to R$76,407,910.

Please be advised that, concerning the 2016 fiscal year, the Company's Annual Shareholders' Meeting, held on April 28, 2016 ("2016 ASM"), approved the amount of R$88,816,047.00 for the annual overall compensation and, in the said period, the effective amount paid was of R$72,157,815.

The variation between the overall amount approved at the 2016 ASM and the amount actually paid in that year, was mainly due to the impact of the global macroeconomic situation, which led the company to postpone the plans to implement a Variable Compensation Program Based on Shares.

We clarify that the information necessary for the proper examination of the proposal for the compensation of the Management, as provided for by Article 12 of CVM Instruction No. 481/09, are available at Attachment IV of this proposal.

Pursuant to the Material Fact published by the Company on March 27, 2017, the following matters will not be resolved on the present Annual and Extraordinary Shareholders' Meeting: (i) taking the Management's accounts, examine, discuss and vote on the Financial Statements for the fiscal year ended on December 31, 2016; and (ii) resolve on the allocation of the net income for the fiscal year ended on December 31, 2016. Thus, they will be subject to approval at the Extraordinary Shareholders' Meeting to be convened in due course by the Company.

Additionally, the Company announces that it has received a request from the minority shareholder "Caixa Beneficente dos Empregados" of Companhia Siderúrgica Nacional – CBS (“CBS”) for the inclusion of candidates to occupy the positions of members of the board of directors and of the fiscal council of the Company, pursuant to Article 21-L, Item I of CVM Instruction 481/09, as amended. Thus, CBS appointed Mr. Nissim Asslan Kalili, administrator, enrolled under the Individual Taxpayer's ID No. 875.186.788-53, to occupy the position of member of the Board of Directors, in a separate vote, if it occurs. And, if installed the Fiscal Council, appointed Mr. Miguel Roberto Gherrize, enrolled under the Individual Taxpayer's ID No. 107.140.308-72, as Sitting member, and Mr. William Pereira Pinto, enrolled under the Individual Taxpayer's ID No. 006.521.618-04, as his alternate.

The information requested in the items 12.5 to 12.10 of the Reference Form concerning the candidates appointed by CBS are also included in Attachment III of this proposal.

Finally, the Management announces that the participation of the shareholders at the Meeting may be in person, through a duly constituted proxy or by submitting the remote voting form, pursuant to CVMI 481, as amended. The sample of the Remote Voting Form and the general guidelines for the Shareholders who choose to vote in this manner are included in Attachment V of this proposal.

São Paulo, March 28, 2017.

The Management

Companhia Siderúrgica Nacional

EXHIBIT I – Proposal and Justification of Amendments to the Bylaws

(pursuant to Article 11 of CVM Instruction No. 481/2009)

PREVIOUS BYLAWS	UPDATED BYLAWS	ORIGIN AND JUSTIFICATION	LEGAL AND ECONOMIC EFFECTS
Chapter I NAME, OBJECT, HEADQUARTERS AND DURATION	Chapter I NAME, OBJECT, HEADQUARTERS AND DURATION
Article 1 Companhia Siderúrgica Nacional, a publicly-held corporation established on April 9, 1941, shall be governed by these Bylaws and the applicable legislation.	Article 1 Companhia Siderúrgica Nacional, a publicly-held corporation established on April 9, 1941, shall be governed by these Bylaws and the applicable legislation.	Unchanged.	N/A

Article 2 The purpose of the Company is to manufacture, transform and sell steel products and by products, including importing and exporting thereof, and to exploit any other similar activities that may, directly or indirectly, be related to the purposes of the Company, such as: mining, cement and carbon-chemical industries, metallic structure manufacture and assembly, construction, transportation, navigation and port activities.

Article 2 The purpose of the Company is to manufacture, transform and sell steel products and by products, including importing and exporting thereof, and to exploit any other similar activities that may, directly or indirectly, be related to the purposes of the Company, such as: mining, cement and carbon-chemical industries, metallic structure manufacture and assembly, construction, transportation, navigation and port activities, as well as energy generation, management and trade in different forms and modalities, and holding equity interest in other domestic or international business incorporated under any form of partnership.

Energy generation, management and trading activities are already developed, in different forms and modalities, by CSN Energia S.A., a subsidiary of the Company.

The amendment is intended only to make it clearer, in CSN’s corporate purpose, the activities that are already carried out by its subsidiary.

In turn, the second amendment proposed aims at clarifying that the Company may hold equity interests in other companies. As well as being an activity already performed by the Company, holding equity interests in other companies is a means for the Company to achieve its corporate purpose, in accordance with paragraph 3 of Article 2 of the Brazilian Corporate Law.

There are no legal or economic effects in the amendment proposed, given that it does entitle dissenting shareholders to exercise withdrawal rights, since it does not result in a significant change in the Company’s activities.

Article 3 The Company has its head office and jurisdiction in the city of São Paulo, State of São Paulo, and may open or close branches, branch offices, agencies or offices ~~or representations~~ in any part of the country or abroad.

Article 3 The Company has its head office and jurisdiction in the city of São Paulo, State of São Paulo, and may, as resolved by the Executive Board, open, transfer or close branches, branch offices, agencies or representation offices, or establishments of any other type, in any part of the country or abroad.

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.
Article 4 The Company shall remain in existence for an indefinite term.	Article 4 The Company shall remain in existence for an indefinite term.	Unchanged.	N/A
Chapter II CAPITAL AND SHARES	Chapter II CAPITAL AND SHARES

Article 5 The capital stock of the Company, fully subscribed and paid in, is four billion, five hundred and forty million Reais (R$4,540,000,000.00), divided into one billion, three hundred and eight-seven million, five hundred and twenty-four thousand and forty-seven (1,387,524,047) common, book-entry shares with no par value.

Article 5 The capital stock of the Company, fully subscribed and paid in, is four billion, five hundred and forty million Reais (R$4,540,000,000.00), divided into one billion, three hundred and eight-seven million, five hundred and twenty-four thousand and forty-seven (1,387,524,047) common, book-entry shares with no par value.

		Unchanged.	N/A
~~Sole Paragraph Each common share shall entitle the holder to one vote in the resolutions of the General Meeting.~~		Transferred to Article 6.	N/A

Article 6 - ~~Unless otherwise decided by the General Meeting, dividends and interest on equity shall be paid within 60 (sixty) days as from the date they are declared and in any event during the same fiscal year.~~

	Article 6 - Each common share shall entitle the holder to one (01) vote in the resolutions of the General Meeting.	Inclusion of text transferred from the former Sole Paragraph of Article 5. The text regarding payment of dividends and interest on equity was transferred to Article 34.	N/A
Article 7 The capital stock of the Company may be increased to up two billion four hundred million (2,400,000,000) shares, by decision of the Board of Directors.	Article 7 - The capital stock of the Company may be increased to up two billion four hundred million (2,400,000,000) shares, by decision of the Board of Directors, regardless of any statutory reform.	Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

Paragraph 1 - The authorized capital stock may be reached, upon one or more share issues, at the discretion of the Board of Directors.	Paragraph 1 - The authorized capital stock may be reached, upon one or more share issues, at the discretion of the Board of Directors.	Unchanged.	N/A
Paragraph 2 - Shareholders shall have preemptive rights in the case of subscription to a capital increase in proportion to the number of shares held.	Paragraph 2 - Shareholders shall have preemptive rights in the case of subscription to a capital increase in proportion to the number of shares held.	Unchanged.	N/A

Paragraph 3 - At the discretion of the Board of Directors, preemptive rights for former shareholders may be excluded or the deadline for their exercise may be reduced in the case of the issue of shares and share-convertible debentures or subscription warrants, which are placed through sale on the stock exchange or by public subscription or through an exchange of shares in a public offer for the acquisition of control, pursuant to the prevailing legislation.

Paragraph 3 - At the discretion of the Board of Directors, preemptive rights for former shareholders may be excluded or the deadline for their exercise may be reduced in the case of the issue of shares and share-convertible debentures or subscription warrants, which are placed through sale on the stock exchange or by public subscription or through an exchange of shares in a public offer for the acquisition of control, pursuant to the prevailing legislation.

		Unchanged.	N/A
Paragraph 4 - The Board of Directors shall establish the price, term and conditions of each issue.	Paragraph 4 - The Board of Directors shall establish the price, term and conditions of each issue.	Unchanged.	N/A

Paragraph 5 - Shareholders who fail to pay in the subscribed shares, as per the subscription order or call, shall be declared, for all legal purposes, to be in default and shall pay the Company interest of one percent (1%) per month or a fraction thereof, from the first (1st) day as of the failure to perform the obligation, adjusted for inflation pursuant to the law, in addition to a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Paragraph 5 - Shareholders who fail to pay in the subscribed shares, as per the subscription order or call, shall be declared, for all legal purposes, to be in default and shall pay the Company interest of one percent (1%) per month or a fraction thereof, from the first (1st) day as of the failure to perform the obligation, adjusted for inflation pursuant to the law, in addition to a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

		Unchanged.	N/A

Chapter III GENERAL MEETING	Chapter III GENERAL MEETING

Article 8 The General Meeting is empowered to decide on all business related to the Company, take any resolutions it deems appropriate for its defense and development, and shall be called, with an indication of the agenda, as provided for by the law.

Article 8 The General Meeting is empowered to decide on all business related to the Company, take any resolutions it deems appropriate for its defense and development, and shall be called, with an indication of the agenda, as provided for by the law.

		Unchanged.	N/A

Article 9 The General Meeting shall be convened and chaired by the chairman of the Board of Directors or, in his or her absence, by whomever he or she appoints.

~~Sole Paragraph The Chairman shall appoint the secretary of the General Meeting~~

Art. 9º - The General Meeting shall be convened by the Board of Directors and chaired by the chairman of the Board of Directors or, in his or her absence, by whomever he or she appoints. The chairman shall appoint the secretary of the General Meeting.

Paragraph 1 Prior to convening the General Meeting, shareholders must sign the Attendance Book informing their name, nationality, residence and the quantity of shares held by them.

Paragraph 2 The list of shareholders attending the meeting shall be closed by the chairman immediately after the General Meeting is convened. Shareholders arriving to the General Meeting after the closing of the list shall be able to participate in the meeting, although they shall not be entitled to vote any corporate decisions, and their actions shall not be valid for purposes of quorum or the votes attributed to each shareholder.

Paragraph 3 In order to participate and vote in General Meetings, shareholders must evidence their condition as such, by presenting a document issued by the financial institution that is the depositary of book-entry shares, as well as the identification documents of the shareholder, or, as the case may be, of the attorney in fact, together with the power of attorney. Should the shareholder be a legal entity or investment fund, it must also present the documents evidencing the authority and the identification of the persons attending the Meeting.

		To establish the rules and procedures for holding the General Meeting.	Legal effect of regulating the procedures adopted by the Company at its General Meetings.

Article 10 The General Meeting shall meet ordinarily in the first four months following the end of the fiscal year in order to discuss matters referred to in article 132 of Law 6404 of December 15, 1976, and extraordinarily whenever corporate interests so require.

Article 10 The General Meeting shall meet ordinarily in the first four months following the end of the fiscal year in order to discuss matters referred to in article 132 of Law 6404 of December 15, 1976, and extraordinarily whenever corporate interests so require.

		Unchanged.	N/A

Article 11 Shareholders ~~may be represented by a legal representative in the General Meetings~~ represented by a legal representative ~~as per Law 6404 of December 15, 1976~~ must submit ~~is submitted~~ the power-of-attorney to the company's headquarters up to 48 (forty-eight) hours before the time established for the Meeting.

	Article 11 Shareholders represented by a legal representative must submit the power-of-attorney to the company's headquarters up to 48 (forty-eight) hours before the time established for the Meeting.	Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.
Chapter IV MANAGEMENT	Chapter IV MANAGEMENT
Section I Standard Rules	Section I Standard Rules	Unchanged.	N/A
Article 12 The management of the Company shall be incumbent upon the Board of Directors and the Board of Executive Officers.	Article 12 The management of the Company shall be incumbent upon the Board of Directors and the Board of Executive Officers.	Unchanged.	N/A
Article 13 The remuneration of the managers shall be established by the General Meeting in accordance with the provisions of this article.	Article 13 The remuneration of the managers shall be established by the General Meeting in accordance with the provisions of this article.	Unchanged.	N/A

Paragraph 1 The fixed overall or individual remuneration of the managers, at the discretion of the General Meeting, shall comprise a fixed monthly amount, which are the fees, and in the case of the executive officers, may also include a variable amount to be paid yearly, calculated on the net income of the Company after formation of the reserves required by law, including for the payment of income tax, and of the provision for mandatory dividends.

Paragraph 1 The fixed overall or individual remuneration of the managers, at the discretion of the General Meeting, shall comprise a fixed monthly amount, which are the fees, and in the case of the executive officers, may also include a variable amount to be paid yearly, calculated on the net income of the Company after formation of the reserves required by law, including for the payment of income tax, and of the provision for mandatory dividends.

		Unchanged.	N/A
Paragraph 2 In the event that the General Meeting establishes an aggregate amount for the managers’ remuneration, it is incumbent on the Board of Directors to distribute said amount.	Paragraph 2 In the event that the General Meeting establishes an aggregate amount for the managers’ remuneration, it is incumbent on the Board of Directors to distribute said amount.	Unchanged.	N/A
Section II BOARD OF DIRECTORS	Section II BOARD OF DIRECTORS

Article 14 The Board of Directors is composed of up to 11 (eleven) members, elected by resolution of the General Meeting, with a term of office ~~of 1 (one) year~~, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman. The term of office of the Board Members shall extend until the investiture of their successors.

Article 14 The Board of Directors is composed of up to 11 (eleven) members, elected or dismissed at any time by resolution of the General Meeting, with a term of office of 2 (two) years, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman. The term of office of the Board Members shall extend until the investiture of their successors.

We suggest extending the term of office of Board of Directors members from 01 year to 02 years. A 2-year term of office enables the formation of a more experienced and productive Board of Directors, as recommended by the IBGC regarding the best Corporate Governance practices.

Management understands that the amendment proposed generates legal effects for the Company.

Paragraph 1 The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.	Paragraph 1 The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.	Unchanged.	N/A

Paragraph 2 In the event that the employees of the Company, whether or not joined in an investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for the person chosen by the employees and in such a capacity, indicated to the General Meeting, through a specific procedure, to be elected to fill said position.

Paragraph 2 In the event that the employees of the Company, whether or not joined in an investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for the person chosen by the employees and in such a capacity, indicated to the General Meeting, through a specific procedure, to be elected to fill said position.

		Unchanged.	N/A

Article 15 The Board of Directors shall meet, ordinarily~~, on the dates established in the yearly calendar approved by said Board in the last month of the immediately preceding year~~, and extraordinarily whenever called by the Chairman, the Vice-Chairman, when exercising the role of chairman, or the majority of its Members.

Article 15 The Board of Directors shall meet, ordinarily at least once each quarter, and extraordinarily whenever called by the Chairman, the Vice-Chairman, when exercising the role of chairman, or the majority of its Members.

		The amendment proposed aims at adjusting the frequency of general meetings, which should be held at least at each three months.	Management understands that the amendment proposed has no material legal and economic effects.
Paragraph 1 The meetings of the Board of Directors shall only be installed with the attendance of a majority of its members, and shall be presided over by its Chairman.	Paragraph 1 The meetings of the Board of Directors shall only be installed with the attendance of a majority of its members, and shall be presided over by its Chairman.	Unchanged.	N/A

Paragraph 2 The Board of Directors meetings may be held, exceptionally, by conference call, video conferencing, electronic mail, or other means of communication, computing as present those members who ~~vote~~ by any of these means.

Paragraph 2 The Board of Directors meetings may be held, exceptionally, by conference call, video conferencing, electronic mail, or other means of communication, computing as present those members who manifest by any of these means.

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

Paragraph 3 Minutes of the meetings shall be drawn up in a book for this purpose and, after being read and approved by those members present, shall be signed by a sufficient number to constitute the majority required for approval of the matters under examination.

Paragraph 3 Minutes of the meetings shall be drawn up in a book for this purpose and, after being read and approved by those members present, shall be signed by a sufficient number to constitute the majority required for approval of the matters under examination.

		Unchanged.	N/A
Paragraph 4 Board resolutions shall be passed by a majority vote of those present. In the event of a tie, the Chairman of the meeting shall have the casting vote, in addition to his own.	Paragraph 4 Board resolutions shall be passed by a majority vote of those present. In the event of a tie, the Chairman of the meeting shall have the casting vote, in addition to his own.	Unchanged.	N/A
Paragraph 5 Meetings shall be called at least 72 (seventy-two) hours prior to the date of the meeting.

Paragraph 5 Meetings shall be called at least 72 (seventy-two) hours prior to the date of the meeting, except in case of urgency. The presence of all members of the Board of Directors shall wave any call formality.

		Wording was improved in order to adjust to the reality and daily routines of the Company.	Management understands that the amendment proposed has no material legal and economic effects.
Paragraph 6 The Board of Directors shall have a General Secretary, in whose absence will be replaced by another employee or manager designated by the Chairman of the Board.	Paragraph 6 The Board of Directors shall have a General Secretary, in whose absence shall be replaced by another employee or manager designated by the Chairman of the Board.	Unchanged.	N/A
Article 16 In the cases of vacancy, temporary impediment, or absence of a member of the Board of Directors, the following rules shall be observed:	Article 16 In the cases of vacancy, temporary impediment, or absence of a member of the Board of Directors, the following rules shall be observed:	Unchanged.	N/A

I- In the case of vacancy of any member of the Board of Directors, the remaining members shall appoint a substitute to serve until the Company's next General Meeting, if the number of remaining members is less than the minimum provided ~~for in these bylaws~~, and who, if confirmed by the respective General Meeting, shall complete the term of the member replaced.

I. In the case of vacancy of any member of the Board of Directors, the remaining members shall appoint a substitute to serve until the Company's next General Meeting, if the number of remaining members is less than the minimum provided for in the law, and who, if confirmed by the respective General Meeting, shall complete the term of the member replaced.

		Adjustment required, taking into account that the Bylaws do not provide for a minimum number of Board of Directors members. This is only provided for in the law.	Management understands that the amendment proposed has no material legal and economic effects.

II- In the case of temporary impediment or absence of any member of the Board of Directors, the absent or impeded member may indicate a replacement from among the other members, who will replace and represent the impeded or absent member as long as the impediment lasts. If said impediment lasts for more than ninety days, however, the position will be deemed to be vacant.

II. In the case of temporary impediment or absence of any member of the Board of Directors, the absent or impeded member may indicate a replacement from among the other members, who shall replace and represent the impeded or absent member as long as the impediment lasts. If said impediment lasts for more than ninety days, however, the position shall be deemed to be vacant.

		Unchanged.	N/A

III- If the vacancy occurs in the position of Chairman, the Vice-Chairman shall assume the office of Chairman or, in the lack thereof, by another member chosen by the remaining members. In the case of the Chairman's temporary impediment or absence, he shall be replaced by the Vice-Chairman or, in the lack thereof, by another member appointed by him.

III. If the vacancy occurs in the position of Chairman, the Vice-Chairman shall assume the office of Chairman or, in the lack thereof, by another member chosen by the remaining members. In the case of the Chairman's temporary impediment or absence, he shall be replaced by the Vice-Chairman or, in the lack thereof, by another member appointed by him.

		Unchanged.	N/A
IV- In the cases of temporary impediment or absence under this Article 16, representatives shall act on their own behalf and on that of the members represented.	IV. In the cases of temporary impediment or absence under this Article 16, representatives shall act on their own behalf and on that of the members represented.	Unchanged.	N/A

Article 17 Board Members shall, upon request, receive copies of the minutes of meetings of the Board of Executive Officers and any special committees created by the Board of Directors hereunder.	Article 17 Board Members shall, upon request, receive copies of the minutes of meetings of the Board of Executive Officers and any special committees created by the Board of Directors hereunder.	Unchanged.	N/A
Article 18 The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.	Article 18 The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.	Unchanged.	N/A

Sole Paragraph The special committees created by the Board of Directors will have neither an executive nor a deliberative function and their recommendations, proposals and/or opinions should be submitted for consideration by the Board of Directors.

Sole Paragraph The special committees created by the Board of Directors shall have neither an executive nor a deliberative function and their recommendations, proposals and/or opinions should be submitted for consideration by the Board of Directors.

		Unchanged.	N/A
Article 19 In addition to the duties established by law, it is incumbent upon the Board of Directors:	Article 19 In addition to the duties established by law, it is incumbent upon the Board of Directors:	Unchanged.	N/A
I- to establish the general policy for the businesses of the Company, its wholly-owned subsidiaries and controlled companies;	I. to establish the general policy for the businesses of the Company, its wholly-owned subsidiaries and controlled companies;	Renumbering of items.	N/A
II. to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof ~~to call on the general meeting;~~	II. to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof;;	Renumbering of items.	N/A
	III. to call on the general meeting;;	Renumbering of items.	N/A
III - to elect and dismiss the members of the Board of Executive Officers and assign their duties;	IV. to elect and dismiss the members of the Board of Executive Officers and assign their duties;	Renumbering of items.	N/A
IV - to elect and dismiss the members of the Audit Committee and, if a position becomes vacant, to elect a substitute to complete the term of office of the replaced member;	V. to elect and dismiss the members of the Audit Committee and, if a position becomes vacant, to elect a substitute to complete the term of office of the replaced member;	Renumbering of items.	N/A

V - to assign to an Executive Officer the function of investor relations officer, which may or may not be exercised concurrently with other executive functions and whose powers are establish by law;	VI. to assign to an Executive Officer the function of investor relations officer, which may or may not be exercised concurrently with other executive functions and whose powers are establish by law;	Renumbering of items.	N/A
VI - to appoint and dismiss the Company's independent auditors after hearing the recommendation of the Audit Committee;	VII. to appoint and dismiss the Company's independent auditors after hearing the recommendation of the Audit Committee;	Renumbering of items.	N/A
VII - to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the Chairman of the Board of Directors;	VIII. to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the Chairman of the Board of Directors;	Renumbering of items.	N/A
VIII - to decide on capital increases within the limits of authorized capital, observing the provisions of Article 7 of these Bylaws;	IX. to decide on capital increases within the limits of authorized capital, observing the provisions of Article 7 of these Bylaws;	Renumbering of items.	N/A
IX - to authorize trading by the Company of its own shares for maintenance in treasury for subsequent sale or cancellation;	X. to authorize trading by the Company of its own shares for maintenance in treasury for subsequent sale or cancellation;	Renumbering of items.	N/A

X - to establish the terms and other conditions for the placement of debentures, including those convertible to shares, specifying the limit of the capital increase resulting from the conversion of the debentures and the type and class of shares to be issued, as well as determining the conditions stated in items VI to VIII inclusive of article 59 of Law 6404/76 and the opportunity for issuance;

XI. to establish the terms and other conditions for the placement of debentures, including those convertible to shares, specifying the limit of the capital increase resulting from the conversion of the debentures and the type and class of shares to be issued, as well as determining the conditions stated in items VI to VIII inclusive of article 59 of Law 6404/76 and the opportunity for issuance;

		Wording improved and renumbering of articles.	Management understands that the amendment proposed has no material legal and economic effects.

XI - to decide on the issuance by the Company of commercial papers, bonds, notes, and other securities intended to raise funds through primary or secondary distribution on the domestic or international capital markets;

XII. to decide on the issuance by the Company of commercial papers, bonds, notes, and other securities intended to raise funds through primary or secondary distribution on the domestic or international capital markets;

Renumbering of items.	N/A

XII. to establish criteria for the following acts by the Executive Officers, independently of prior authorization by the Board of Directors;

a) acquisition~~,~~ and disposal ~~and encumbrance~~ of any ~~permanent~~ assets;

b) ~~conduction~~ of ~~any legal business by the Company~~, including financing and loans, ~~including companies directly or indirectly controlled~~ by ~~the Company~~;

c) the constitution of any type of guarantee or encumbrance on any asset of the Company ~~that is not part of the Company’s permanent assets~~, including for the benefit or in favor of third parties as long as the party is a subsidiary entity, subsidiary or affiliate of the Company;

XIII. to delegate and establish criteria for the following acts by the Executive Officers, independently of prior authorization by the Board of Directors;

a) acquisition or disposal of any assets of the Company;

b) performance of any transaction, operation, agreement or arrangement of any nature, including financing and loans in isolation or jointly, with due regard for the matters incumbent on the Executive Board, as provided for in article 21 hereof; and

c) constitution of any type of guarantee or encumbrance on any asset of the Company, including for the benefit or in favor of third parties, as long as the party is a subsidiary entity, subsidiary or affiliate of the Company;

d) representation of the Company at General Meetings, shareholders meetings and/or equivalent meetings held by the companies, consortiums and other entities in which the Company may hold an equity interest, as well as regarding the matters submitted to said meetings;

Renumbering of items. Redefinition of approval authority rules, so as to harmonize the authority of the Board of Directors and the Executive Board, making the Company’s decision-making process more dynamic.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Board the authority to resolve on certain matters, regardless of approval of the Board of Directors, in accordance with the approval authority levels established by this body.

XIII - to decide on the operation or action constituting a transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations;

XIV. to decide on the operation or action constituting a transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations;

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.
~~XIV. to require audits of companies, foundations and similar entities in which the Company participates;~~	This matter was transferred to the authority of the Executive Board.	Redefinition of authority of the Executive Board, improving the Company’s decision-making processes.	Management understands that the amendments proposed will produce legal effects to the extent that they assign authority to the Executive Board to resolve on this matter.
XIV - to resolve on any acts involving transformation, consolidation, spin-off, incorporation or liquidation of companies in which the Company has corporate holding;

XV. to resolve on any acts involving transformation, consolidation, spin-off, incorporation or liquidation of companies in which the Company has corporate holding, directly or indirectly, as well as regarding the incorporation of companies in Brazil or abroad, by the Company and its subsidiaries;;

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

XV. ~~to decide on the establishment~~ of ~~subsidiaries by the Company, as well as on~~ the ~~acquisition~~ of ~~equity interest, and~~ to resolve on the representation of the Company ~~at the General Meetings~~ and shareholders’ meetings and on matters submitted to said meetings;

XVI. to resolve on the Company’s interest in (i) other companies or undertakings, as partner or shareholder, including through consortiums or special partnerships, (ii) in partnership agreements, shareholders’ agreements or partners’ agreements; and (iii) in capital increases in the companies in which the Company holds an equity interest;

Wording improvement and transfer to item XII of the authority to resolve on representation of the Company at General Meetings and shareholders' meetings, as well as on the matters discussed at these meetings, so that the Board of Directors be able to delegate this authority to the Executive Board. Wording improvement and the possibility that the Board of Directors delegate authority to the Executive Board to resolve on the representation of CSN at the meetings of subsidiaries and on voting guidance.

Management understands that the amendments proposed will produce legal effects to the extent that they assign authority to the Executive Board to resolve on certain matters, regardless of approval of the Board of Directors, in accordance with the approval authority levels established by this body.

XVI - to appoint and dismiss the General Secretary of the Board of Directors and define his duties;	XVII. to appoint and dismiss the General Secretary of the Board of Directors and define his duties;	Renumbering of items.	N/A
XVII - to establish policies for taking up tax incentives;	XVIII - to establish policies for taking up tax incentives;	Renumbering of items.	N/A
XVIII - to establish the remuneration, determine the duties, and approve the operational rules for the functioning of the Audit Committee and any other committees that may be created;	XIX - to establish the remuneration, determine the duties, and approve the operational rules for the functioning of the Audit Committee and any other committees that may be created to support it;	Wording improved and renumbering of articles.	Management understands that the amendment proposed has no material legal and economic effects.
XIX - to resolve any omissions and perform other legal duties that do not conflict with those established by these Bylaws or by Law;	XIX. to resolve any omissions and perform other legal duties that do not conflict with those established by these Bylaws or by Law;	Wording improved and renumbering of articles.	Management understands that the amendment proposed has no material legal and economic effects.
XIX. to resolve on any matters ~~that go beyond the authority established~~ regarding the Executive Board, ~~as provided for in Article 19~~;

XX. to resolve on any matters listed in item XIII of article 19 hereof, except for the possibility that the Board delegates and gives powers of authority to the Executive Board, as provided for in said item.

Sole paragraph – Relating to item XIII hereof, the Board of Directors may delegate and give powers of authority regarding the practice of said acts by two Executive Officers, who must always sign jointly, regardless of approval by the meetings of the Executive Board and/or the Board of Directors.

To state the possibility that the Board of Directors delegate and define the approval authority for the Executive Board, and that said acts be performed by two Executive Officers.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Board authority to resolve on certain matters, regardless of approval of the Board of Directors, in accordance with the approval authority levels established by this body.

Section III EXECUTIVE BOARD	Section III EXECUTIVE BOARD	Unchanged.	N/A

Article 20 The Company shall have a Board of Executive Officers composed of two (2) to nine (9) Executive Officers, at the discretion of the Board of Directors, one of whom to be the Chief Executive Officer and the other, Executive Officers, each having an area of activity determined by the Board of Directors, one of whom shall be designated as the investor relations officer.

Article 20 The Company shall have a Board of Executive Officers composed of two (2) to nine (9) Executive Officers, at the discretion of the Board of Directors, one of whom to be the Chief Executive Officer and the other, Executive Officers, each having an area of activity determined by the Board of Directors, one of whom shall be designated as the investor relations officer.

		Unchanged.	N/A

Paragraph 1 The term of office of the Executive Officers is two (2) years, reelection being allowed, and will last until their respective successors take office;	Paragraph 1 The term of office of the Executive Officers is two (2) years, reelection being allowed, and shall last until their respective successors take office;	Unchanged.	N/A
Paragraph 2 In the case of impediment or vacancy of any Officer, said Officer will be replaced in accordance with the determination of the Board of Directors.	Paragraph 2 In the case of impediment or vacancy of any Officer, said Officer shall be replaced in accordance with the determination of the Board of Directors.	Unchanged.	N/A
Paragraph 3 The Executive Officers shall perform their duties on a full-time basis.	Paragraph 3 The Executive Officers shall perform their duties on a full-time basis.	Unchanged.	N/A

Article 21 - With due regard for the guidelines and resolutions of the Board of Directors and the General Meeting, the Board of Executive Officers shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the purpose of the Company, with due regard for the provisions established by the Board of Directors (Article 19, item ~~XII~~) and other provisions provided for herein.

Article 21 - With due regard for the guidelines and resolutions of the Board of Directors and the General Meeting, the Board of Executive Officers shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the purpose of the Company, with due regard for the provisions established by the Board of Directors (Article 19, item XIII) and other provisions provided for herein.

		Adjustment to reference.	N/A
No correspondence	Paragraph 1 – In addition to the attributions provided for herein, it shall be incumbent on the Executive Board to resolve on the following matters:	Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.
~~Paragraph 1 It is incumbent~~ upon the Board of Executive Officers to appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts	I. to appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts, except as provided for in article 25, II;	Renumbering of items.	N/A
~~Paragraph 2 The Board of Executive Officers~~ shall authorize the opening, transfer or closing of branches, agencies, offices and establishments of any other kind of the Company.	II. to authorize the opening, transfer or closing of branches, agencies, representation offices or establishments of any other kind of the Company, in any region of Brazil or abroad; and	Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

~~Paragraph 3 The Board of Executive Officers shall~~ approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory, fiscal and decision-making councils of subsidiaries directly or indirectly controlled by or associated with the Company, as well as associations, foundations and other types of corporate groups in which the Company participates.

III. to approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory, fiscal and decision-making councils of subsidiaries directly or indirectly controlled by or associated with the Company, as well as associations, foundations and other types of corporate groups in which the Company participates.

		Renumbering of items.	N/A
No correspondence	Paragraph 2 - It is incumbent on the Executive Officers, always in pairs, regardless of the approval by the meetings of the Executive Board or the Board of Directors:

The duties of the Company’s Executive Offers were reviewed and updated according to their daily needs, particularly regarding their routines, in order to make the Company's decision-making process more dynamic and agile.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Officers the authority to resolve on certain matters only in pairs, without the need to submit the matter for approval of the Executive Board or the Board of Directors.

No correspondence	I. authorize audits in companies, associations, foundations and similar entities in which the Company participates;

The duties of the Company’s Executive Offers were reviewed and updated according to their daily needs, particularly regarding their routines, in order to make the Company's decision-making process more dynamic and agile.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Officers the authority to resolve on certain matters only in pairs, without the need to submit the matter for approval of the Executive Board or the Board of Directors.

No correspondence	II. to negotiate confidentiality agreements;

The duties of the Company’s Executive Offers were reviewed and updated according to their daily needs, particularly regarding their routines, in order to make the Company's decision-making process more dynamic and agile.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Officers the authority to resolve on certain matters only in pairs, without the need to submit the matter for approval of the Executive Board or the Board of Directors.

No correspondence	III. to engage routine bank services, under any modality, which are in line with the practices of the Company;

The duties of the Company’s Executive Offers were reviewed and updated according to their daily needs, particularly regarding their routines, in order to make the Company's decision making process more dynamic and agile.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Officers the authority to resolve on certain matters only in pairs, without the need to submit the matter for approval of the Executive Board or the Board of Directors.

No correspondence	IV. to enter into loan and export prepayment agreements (exports advance payments) between the Company and subsidiaries in which the Company has equity interest of at least 99%; and

The duties of the Company’s Executive Offers were reviewed and updated according to their daily needs, particularly regarding their routines, in order to make the Company's decision making process more dynamic and agile.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Officers the authority to resolve on certain matters only in pairs, without the need to submit the matter for approval of the Executive Board or the Board of Directors.

No correspondence	V. to authorize the provision of surety in real estate lease agreements for employees and Executive Officers.

The duties of the Company’s Executive Offers were reviewed and updated according to their daily needs, particularly regarding their routines, in order to make the Company's decision making process more dynamic and agile.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Officers the authority to resolve on certain matters only in pairs, without the need to submit the matter for approval of the Executive Board or the Board of Directors.

Article 22. The Board of Executive Officers shall meet whenever summoned by the Chief Executive Officer or by two Executive Officers, and shall be installed if a majority of its members are present.	Article 22. The Board of Executive Officers shall meet whenever summoned by the Chief Executive Officer or by two Executive Officers, and shall be installed if a majority of its members are present.	Unchanged.	N/A

Paragraph 1 The Board of Executive Officers shall decide always by a majority vote of those present. In the event of a tie, the Board of Executive Officers shall submit the matter to the Board of Directors for resolution.

Paragraph 1 The Board of Executive Officers shall decide always by a majority vote of those present. In the event of a tie, the Board of Executive Officers shall submit the matter to the Board of Directors for resolution.

		Unchanged.	N/A

Paragraph 2 Resolutions of the Board of Executive Officers shall be recorded in minutes drawn up in the proper book and signed ~~by all present members~~, the copies of all minutes being sent to the members of the Board of Directors upon request.

Paragraph 2 Resolutions of the Board of Executive Officers shall be recorded in minutes drawn up in the proper book and signed by a number of attendants that is sufficient to constitute the majority required for approval of the matters discussed, the copies of all minutes being sent to the members of the Board of Directors upon request.

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.
Article 23 The Chief Executive Officer shall:	Article 23 The Chief Executive Officer shall:	Unchanged.	N/A
I - preside over meetings of the Board of Executive Officers;	I - preside over meetings of the Board of Executive Officers;	Unchanged.	N/A

II - carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

II - carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

		Unchanged.	N/A
III - organize, coordinate and supervise the activities of the areas directly subordinated to him;	III - organize, coordinate and supervise the activities of the areas directly subordinated to him;	Unchanged.	N/A
IV - assign special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;	IV - assign special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;	Unchanged.	N/A
V keep the Board of Directors informed of the activities of the Company;	V - keep the Board of Directors informed of the activities of the Company;	Unchanged.	N/A

VI - prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors proposals to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers;

VI - prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors proposals to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers; and

		Unchanged.	N/A
VII -prepare the annual report and draw up the balance sheet, together with the other Executive Officers.	VII - prepare the annual report and draw up the balance sheet, together with the other Executive Officers.	Unchanged.	N/A
Article 24 It is incumbent upon each of the Executive Officers, within the specific sphere of activity assigned to them by the Board of Directors:	Article 24 It is incumbent upon each of the Executive Officers, within the specific sphere of activity assigned to them by the Board of Directors:	Unchanged.	N/A
I - to represent the Company in accordance with the law and these bylaws;	I - to represent the Company in accordance with the law and these Bylaws;	Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

II - to organize, coordinate and supervise the services for which they are responsible;	II - to organize, coordinate and supervise the services for which they are responsible;	Unchanged.	N/A
III - to attend Board of Executive Officers meetings, helping define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination;	III - to attend Board of Executive Officers meetings, helping define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination; and	Unchanged.	N/A

IV - to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

IV - to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

		Unchanged.	N/A
Article 25 The representation of the Company and the practice of acts necessary for its normal operation shall be the responsibility of the Executive Officers, subject to the following provisions.	Article 25 The representation of the Company and the practice of acts necessary for its normal operation shall be the responsibility of the Executive Officers, subject to the following provisions.	Unchanged.	N/A

I – All acts, agreements or documents that imply responsibility for the Company or that release third parties from responsibilities or obligations with the Company shall be signed (a) by two Executive Officers, (b) by an Executive Officer and one attorney in fact with these specific powers, or (c) by two attorneys in fact with these specific powers, under penalty of not being binding upon the Company;

I – All acts, agreements or documents that imply responsibility for the Company or that release third parties from responsibilities or obligations with the Company shall be signed (a) by two Executive Officers, (b) by an Executive Officer and one attorney in fact with these specific powers, or (c) by two attorneys in fact with these specific powers, under penalty of not being binding upon the Company;

		Unchanged.	N/A

II – With the exception of the provisions in these Bylaws, the Company may be represented in isolation by any one Executive Officers or attorney in fact with special powers in the following circumstances: (i) when performing simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund, and its banks, (ii) before public service concessionaires or licensees in acts that do not imply the assumption or release of third party obligations; (iii) to protect its rights in administrative proceedings or of any nature, and in meeting its tax, labor, or social security obligations; (iv) in the endorsement of securities for purposes of collection or deposit in the Company's bank accounts; (v) ~~to represent the Company~~ in general meetings of shareholders or the equivalent of companies, consortia, and other entities in which the Company participates; (vi) for the purpose of receiving subpoenas, citations, notices, or judicial notifications in active and passive representation of the Company in court and testify in person, or similar acts; and (vii) the signature of documents of any kind that may result in the assumption of commitments in circumstances in which the presence of a second representative is not possible and if authorized by the Board of Executive Officers (Art. 21), ~~paragraph 1~~;

II. With the exception of the provisions in these Bylaws, the Company may be represented in isolation by any one Executive Officers or attorney in fact with special powers in the following circumstances: (i) when performing simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund, and its banks, (ii) before public service concessionaires or licensees in acts that do not imply the assumption or release of third party obligations; (iii) to protect its rights in administrative proceedings or of any nature, and in meeting its tax, labor, or social security obligations; (iv) in the endorsement of securities for purposes of collection or deposit in the Company's bank accounts; (v) in general meetings of shareholders, partners’ meetings and/or the equivalent of companies, consortia, and other entities in which the Company holds equity, (vi) for the purpose of receiving subpoenas, citations, notices, or judicial notifications in active and passive representation of the Company in court and testify in person, or similar acts, without the power of confession, and (vii) the signature of documents of any kind that may result in the assumption of commitments in circumstances in which the presence of a second representative is not possible and if authorized by the Board of Executive Officers (Art. 21, Sole Paragraph, Item I)

		Wording improved.	Management understands that the only legal effect from the amendment proposed is the inclusion of the restriction of the power to confess.

Paragraph 1 The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met;	Paragraph 1 The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met;	Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

Paragraph 2 The Board of Directors shall define the amount above which the acts and instruments entailing liabilities for the Company shall necessarily be signed by an Executive Officer jointly with an attorney in fact with specific powers;

Paragraph 2 The Board of Directors shall define the amount above which the acts and instruments entailing liabilities for the Company shall necessarily be signed by an Executive Officer jointly with an attorney in fact with specific powers;

		Unchanged.	N/A
Article 26 The following rules shall be observed as regards the appointment of attorneys in fact:	Article 26 The following rules shall be observed as regards the appointment of attorneys in fact:	Unchanged.	N/A
I - all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an attorney in fact appointed by the Board of Directors;	I - all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an attorney in fact appointed by the Board of Directors; and	Unchanged.	N/A

II. ~~Except in the event of judicial powers of attorney, which may be granted for an indefinite period~~, all powers of attorney shall be granted for a specific term of no more than one year, with specific and limited powers.

II. all powers of attorney shall be granted for a specific term of no more than one year, with specific and limited powers, except for “ad judicia” powers of attorney, or those granted to lawyers regarding administrative proceedings filed with the Brazilian Federal Revenue Service, State Departments, Municipal Departments and the National Department of Mineral Production – DNPM, which may be granted for an indefinite period.

To include the possibility that the powers of attorney granted to lawyers in the scope of administrative proceedings filed with some public bodies be effective for an undetermined period of time, just like “ad judicia” powers of attorney, which would facilitate the Company’s routines and reduce costs.

Management understands that the legal effect arising from the amendment proposed is the possibility to grant powers of attorney, for an undetermined period of time, to the attorneys who work in administrative proceedings.

Article 27 Any acts performed without due regard for the rules established in these bylaws, particularly in articles 25 and 26, shall be null and void, and shall not give rise to any liabilities for the Company.

Article 27 Any acts performed without due regard for the rules established in these Bylaws, particularly in articles 25 and 26, shall be null and void, and shall not give rise to any liabilities for the Company.

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

Chapter V FISCAL COUNCIL	Chapter V FISCAL COUNCIL	Unchanged.	N/A

Article 28 Designed to function in the fiscal years in which it is constituted at the request of shareholders, the Fiscal Council shall be composed of three (3) sitting members and three (3) alternates elected by the General Meeting, which shall establish the compensation of the sitting members.

Article 28 Designed to function in the fiscal years in which it is constituted at the request of shareholders, the Fiscal Council shall be composed of three (3) sitting members and three (3) alternates elected by the General Meeting, which shall establish the compensation of the sitting members.

		Unchanged.	N/A
Sole Paragraph - The Fiscal Council's term of office ends upon the first Annual General Meeting held after it has been constituted.	Sole Paragraph - The Fiscal Council's term of office ends upon the first Annual General Meeting held after it has been constituted.	Unchanged.	N/A
Chapter VI AUDIT COMMITTEE	Chapter VI AUDIT COMMITTEE	Unchanged.	N/A

Article 29 The Company will have an Audit Committee composed of three (3) members elected by the Board of Directors from among its members, with term of office of ~~one (1) year~~, reelection being allowed.

Article 29 The Company shall have an Audit Committee composed of three (3) members elected by the Board of Directors from among its members, with term of office of two (2) years, reelection being allowed.

		Extension of the term of office of the members of the Audit Committee from 1 year to 2 years, in line with the suggestion for changing the term of office of Board of Directors’ members.	Management understands that the amendment proposed will produce legal effects for the Company to the extent that it increases the term of office of Audit Committee members to two (2) years.

Sole Paragraph The Board of Directors will approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the laws and regulations applicable to audit committees, will be determined.

Sole Paragraph The Board of Directors shall approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the laws and regulations applicable to audit committees, shall be determined.

		Unchanged.	N/A
Chapter VII FISCAL YEAR, BALANCE SHEETS AND PROFITS	Chapter VII FISCAL YEAR, BALANCE SHEETS AND PROFITS	Unchanged.	N/A

Article 30 The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up and, after examination by the Board of Directors, submitted to the General Meeting, along with the proposal for allocation of net income for the year.

Article 30 The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up and, after examination by the Board of Directors, submitted to the General Meeting, along with the proposal for allocation of net income for the year.

		Unchanged.	N/A
Paragraph 1 The accumulated losses and provision for income and social contribution taxes will be deducted from the result of the year, prior to any profit sharing.	Paragraph 1 The accumulated losses and provision for income and social contribution taxes shall be deducted from the result of the year, prior to any profit sharing.	Unchanged.	N/A
Paragraph 2 The net income shall mandatorily have the following allocation:	Paragraph 2 The net income shall mandatorily have the following allocation:	Unchanged.	N/A
I – five per cent (5%) shall be allocated to the legal reserve fund until reaching twenty per cent (20%) of the subscribed capital stock;	I – five per cent (5%) shall be allocated to the legal reserve fund until reaching twenty per cent (20%) of the subscribed capital stock;	Unchanged.	N/A
II – payment of mandatory dividends (Article 33);	II – payment of mandatory dividends (Article 33);	Unchanged.	N/A
III – allocation of the remaining income shall be resolved by the General Meeting, observing the legal precepts.	III – allocation of the remaining income shall be resolved by the General Meeting, observing the legal precepts.	Unchanged.	N/A

Paragraph 3 The Board of Directors may propose, for the deliberation of the Meeting, the deduction of at least 1% (one percent) from net income for the year for the establishment of a Working Capital and Investment Reserve, in accordance with the following precepts:

Paragraph 3 The Board of Directors may propose, for the deliberation of the Meeting, the deduction of at least 1% (one percent) from net income for the year for the establishment of a Working Capital and Investment Reserve, in accordance with the following precepts:

		Unchanged.	N/A
I – its constitution shall not jeopardize the right to minimum mandatory dividends referred to in Article. 33;	I – its constitution shall not jeopardize the right to minimum mandatory dividends referred to in Article. 33;	Unchanged.	N/A

II – its balance in conjunction with the other income reserves, excluding reserves for contingencies and unrealized profits, may not exceed the Company’s capital stock, under penalty of capitalization or distribution in cash of the surplus at the discretion of the General Meeting;

II – its balance in conjunction with the other income reserves, excluding reserves for contingencies and unrealized profits, may not exceed the Company’s capital stock, under penalty of capitalization or distribution in cash of the surplus at the discretion of the General Meeting;

		Unchanged.	N/A

III. ~~the reserve~~ It is intended to ensure the maintenance and development of activities that constitute the Company's corporate purpose and investments in fixed assets, or additions to working capital including through amortizations of the Company’s debt, independently of the retention of profits linked to the capital budget;

III. the Working Capital and Investment Reserve is intended to ensure the maintenance and development of activities that constitute the Company's corporate purpose and investments in fixed assets, and/or additions to working capital including through amortizations of the Company’s debt, independently of the retention of profits linked to the capital budget;

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

IV - its balance may be used (i) to absorb losses whenever necessary, (ii) for the distribution of dividends at any time, (iii) for the redemption, refund, or purchase of shares as authorized by law, and (iv) be incorporated into the Company’s capital, including through stock bonuses consisting of new shares.

IV - its balance may be used (i) to absorb losses whenever necessary, (ii) for the distribution of dividends at any time, (iii) for the redemption, refund, or purchase of shares as authorized by law, and (iv) be incorporated into the Company’s capital, including through stock bonuses consisting of new shares.

		Unchanged.	N/A
Article 31 In addition, it shall be incumbent upon the Board of Directors:	Article 31 In addition, it shall be incumbent upon the Board of Directors:	Unchanged.	N/A
I – to determine the drawing up of half-yearly and quarterly balance sheets, or for shorter periods, observing the legal precepts;	I – to determine the drawing up of half-yearly and quarterly balance sheets, or for shorter periods, observing the legal precepts;	Unchanged.	N/A
II – to approve the payment of any additional or interim dividends, including as a total or partial advance on the mandatory dividend for the year in progress, observing the legal provisions;	II – to approve the payment of any additional or interim dividends, including as a total or partial advance on the mandatory dividend for the year in progress, observing the legal provisions;	Unchanged.	N/A

III – to declare dividends to the year’s profit account verified in the half-yearly balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet;	III – to declare dividends to the year’s profit account verified in the half-yearly balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet; and	Unchanged.	N/A
IV – pay interest on equity attributing the interest paid or credited to the mandatory dividend (Article 33), pursuant to Article 9, paragraph 7 of Law 9249 of December 26, 1995.	IV – pay interest on equity attributing the interest paid or credited to the mandatory dividend (Article 33), pursuant to Article 9, paragraph 7 of Law 9249 of December 26, 1995.	Unchanged.	N/A

Article 32 The Board of Directors’ act to resolve on the advance payment of the mandatory dividend shall determine if these payments will be monetarily restated, deducted from the mandatory dividend for the year and once this deduction is determined, the Annual General Meeting will be the payment of the mandatory balance, if any, as well as the reversal to the original account of the amount paid in advance.

Article 32 The Board of Directors’ act to resolve on the advance payment of the mandatory dividend shall determine if these payments shall be monetarily restated, deducted from the mandatory dividend for the year and once this deduction is determined, the Annual General Meeting shall be the payment of the mandatory balance, if any, as well as the reversal to the original account of the amount paid in advance.

		Unchanged.	N/A

Article 33 The dividend distribution in each year shall not be less than twenty-five percent (25%) of the net income, pursuant to article 202 of Law 6404 of December 15, 1976, and in compliance with Article 30 hereof.

Article 33 The dividend distribution in each year shall not be less than twenty-five percent (25%) of the net income, adjusted pursuant to article 202 of Law 6404 of December 15, 1976, and in compliance with Article 30 hereof.

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

Article 34 - Dividends shall be paid on the dates and at the places indicated by the Executive Officer in charge of the Investor Relations area. If not claimed within three (3) years as from the beginning of the payment, dividends shall become time-barred in favor of the Company.

Article 34 - Dividends and interest on shareholders’ equity shall be paid on the dates and at the places indicated by the Executive Officer in charge of the Investor Relations area, in accordance with the terms established by the General Shareholders’ Meeting or the Board of Directors, when applicable. If not claimed within three (3) years as from the beginning of the payment, dividends shall become time-barred in favor of the Company.

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

Chapter VIII LIQUIDATION	Chapter VIII DISSOLUTION AND LIQUIDATION	Wording improved to include the rules for dissolution of the Company in the Bylaws, as provided for in the Brazilian Corporate Law.	Management understands that the amendment proposed has no material legal and economic effects.
Article 35 The Company shall be ~~liquidated~~ in the events established by Law, with due regard for the applicable rules.	Article 35 The Company shall be dissolved, liquidated or extinguish in the events established by Law, with due regard for the applicable rules, or as resolved by the General Meeting.	Wording improved to include the rules for dissolution of the Company in the Bylaws, as provided for in the Brazilian Corporate Law.	Management understands that the amendment proposed has no material legal and economic effects.

Sole Paragraph The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Fiscal Council that shall function during the liquidation period, establishing their respective fees.

Sole Paragraph The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Fiscal Council that shall function during the liquidation period, establishing their respective fees and the guidelines for its operation.

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

ATTACHMENT II – Consolidated Bylaws

(pursuant to article 11 of CVM Instruction 481/2009)

COMPANHIA SIDERÚRGICA NACIONAL

Bylaws

Chapter I

NAME, OBJECT, HEADQUARTERS AND DURATION

Article 1       Companhia Siderúrgica Nacional, a publicly-held corporation established on April 9, 1941, shall be governed by these Bylaws and the applicable legislation.

Article 2       The purpose of the Company is to manufacture, transform and sell steel products and by products, including importing and exporting thereof, and to exploit any other similar activities that may, directly or indirectly, be related to the purposes of the Company, such as: mining, cement and carbon-chemical industries, metallic structure manufacture and assembly, construction, transportation, navigation and port activities, as well as energy generation, management and trade in different forms and modalities, and holding equity interest in other domestic or international business incorporated under any form of partnership.

Article 3       The Company has its head office and jurisdiction in the city of São Paulo, State of São Paulo, and may, as resolved by the Executive Board, open, transfer or close branches, branch offices, agencies or representation offices, or establishments of any other type, in any part of the country or abroad.

Article 4       The Company shall remain in existence for an indefinite term.

Chapter II

CAPITAL AND SHARES

Article 5                                The capital stock of the Company, fully subscribed and paid in, is four billion, five hundred and forty million Reais (R$4,540,000,000.00), divided into one billion, three hundred and eight-seven million, five hundred and twenty-four thousand and forty-seven (1,387,524,047) common, book-entry shares with no par value.

Article 6       -     Each common share shall entitle the holder to one (01) vote in the resolutions of the General Meeting.

Article 7                - The capital stock of the Company may be increased to up two billion four hundred million (2,400,000,000) shares, by decision of the Board of Directors, regardless of any statutory reform.

Paragraph 1 - The authorized capital stock may be reached, upon one or more share issues, at the discretion of the Board of Directors.

Paragraph 2       - Shareholders shall have preemptive rights in the case of subscription to a capital increase in proportion to the number of shares held.

Paragraph 3       - At the discretion of the Board of Directors, preemptive rights for former shareholders may be excluded or the deadline for their exercise may be reduced in the case of the issue of shares and share-convertible debentures or subscription warrants, which are placed through sale on the stock exchange or by public subscription or through an exchange of shares in a public offer for the acquisition of control, pursuant to the prevailing legislation.

Paragraph 4 - The Board of Directors shall establish the price, term and conditions of each issue.

Paragraph 5 - Shareholders who fail to pay in the subscribed shares, as per the subscription order or call, shall be declared, for all legal purposes, to be in default and shall pay the Company interest of one percent (1%) per month or a fraction thereof, from the first (1st) day as of the failure to perform the obligation, adjusted for inflation pursuant to the law, in addition to a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Chapter III

GENERAL MEETING

Article 8       The General Meeting is empowered to decide on all business related to the Company, take any resolutions it deems appropriate for its defense and development, and shall be called, with an indication of the agenda, as provided for by the law.

Art. 9º         -     The General Meeting shall be convened by the Board of Directors and chaired by the chairman of the Board of Directors or, in his or her absence, by whomever he or she appoints. The chairman shall appoint the secretary of the General Meeting.

Paragraph 1       Prior to convening the General Meeting, shareholders must sign the Attendance Book informing their name, nationality, residence and the quantity of shares held by them.

Paragraph 2                            The list of shareholders attending the meeting shall be closed by the chairman immediately after the General Meeting is convened. Shareholders arriving to the General Meeting after the closing of the list shall be able to participate in the meeting, although they shall not be entitled to vote any corporate decisions, and their actions shall not be valid for purposes of quorum or the votes attributed to each shareholder.

Paragraph 3                             In order to participate and vote in General Meetings, shareholders must evidence their condition as such, by presenting a document issued by the financial institution that is the depositary of  book-entry shares, as well as the identification documents of the shareholder, or, as the case may be, of the attorney in fact, together with the power of attorney. Should the shareholder be a legal entity or investment fund, it must also present the documents evidencing the authority and the identification of the persons attending the Meeting.

Article 10    The General Meeting shall meet ordinarily in the first four months following the end of the fiscal year in order to discuss matters referred to in article 132 of Law 6404 of December 15, 1976, and extraordinarily whenever corporate interests so require.

Article 11    Shareholders represented by a legal representative must submit the power-of-attorney to the company's headquarters up to 48 (forty-eight) hours before the time established for the Meeting.

Chapter IV

MANAGEMENT

Section I

Standard Rules

Article 12    The management of the Company shall be incumbent upon the Board of Directors and the Board of Executive Officers.

Article 13    The remuneration of the managers shall be established by the General Meeting in accordance with the provisions of this article.

Paragraph 1          The fixed overall or individual remuneration of the managers, at the discretion of the General Meeting, shall comprise a fixed monthly amount, which are the fees, and in the case of the executive officers, may also include a variable amount to be paid yearly, calculated on the net income of the Company after formation of the reserves required by law, including for the payment of income tax, and of the provision for mandatory dividends.

Paragraph 2                             In the event that the General Meeting establishes an aggregate amount for the managers’ remuneration, it is incumbent on the Board of Directors to distribute said amount.

Section II

BOARD OF DIRECTORS

Article 14    The Board of Directors is composed of up to 11 (eleven) members, elected or dismissed at any time by resolution of the General Meeting, with a term of office of 2 (two) years, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman. The term of office of the Board Members shall extend until the investiture of their successors.

Paragraph 1                         The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.

Paragraph 2                         In the event that the employees of the Company, whether or not joined in an investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for the person chosen by the employees and in such a capacity, indicated to the General Meeting, through a specific procedure, to be elected to fill said position.

Article 15    The Board of Directors shall meet, ordinarily at least once each quarter, and extraordinarily whenever called by the Chairman, the Vice-Chairman, when exercising the role of chairman, or the majority of its Members.

Paragraph 1          The meetings of the Board of Directors shall only be installed with the attendance of a majority of its members, and shall be presided over by its Chairman.

Paragraph 2                             The Board of Directors meetings may be held, exceptionally, by conference call, video conferencing, electronic mail, or other means of communication, computing as present those members who manifest by any of these means.

Paragraph 3          Minutes of the meetings shall be drawn up in a book for this purpose and, after being read and approved by those members present, shall be signed by a sufficient number to constitute the majority required for approval of the matters under examination.

Paragraph 4          Board resolutions shall be passed by a majority vote of those present. In the event of a tie, the Chairman of the meeting shall have the casting vote, in addition to his own.

Paragraph 5          Meetings shall be called at least 72 (seventy-two) hours prior to the date of the meeting, except in case of urgency. The presence of all members of the Board of Directors shall wave any call formality.

Paragraph 6          The Board of Directors shall have a General Secretary, in whose absence shall be replaced by another employee or manager designated by the Chairman of the Board.

Article 16              In the cases of vacancy, temporary impediment, or absence of a member of the Board of Directors, the following rules shall be observed:

I. In the case of vacancy of any member of the Board of Directors, the remaining members shall appoint a substitute to serve until the Company's next General Meeting, if the number of remaining members is less than the minimum provided for in the law, and who, if confirmed by the respective General Meeting, shall complete the term of the member replaced.

II. In the case of temporary impediment or absence of any member of the Board of Directors, the absent or impeded member may indicate a replacement from among the other members, who shall replace and represent the impeded or absent member as long as the impediment lasts. If said impediment lasts for more than ninety days, however, the position shall be deemed to be vacant.

III. If the vacancy occurs in the position of Chairman, the Vice-Chairman shall assume the office of Chairman or, in the lack thereof, by another member chosen by the remaining members. In the case of the Chairman's temporary impediment or absence, he shall be replaced by the Vice-Chairman or, in the lack thereof, by another member appointed by him.

IV. In the cases of temporary impediment or absence under this Article 16, representatives shall act on their own behalf and on that of the members represented.

Article 17    Board Members shall, upon request, receive copies of the minutes of meetings of the Board of Executive Officers and any special committees created by the Board of Directors hereunder.

Article 18    The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.

Sole Paragraph    The special committees created by the Board of Directors shall have neither an executive nor a deliberative function and their recommendations, proposals and/or opinions should be submitted for consideration by the Board of Directors.

Article 19    In addition to the duties established by law, it is incumbent upon the Board of Directors:

I. to establish the general policy for the businesses of the Company, its wholly-owned subsidiaries and controlled companies;

II. to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof;

III. to call on the general meeting;

IV. to elect and dismiss the members of the Board of Executive Officers and assign their duties;

V. to elect and dismiss the members of the Audit Committee and, if a position becomes vacant, to elect a substitute to complete the term of office of the replaced member;

VI. to assign to an Executive Officer the function of investor relations officer, which may or may not be exercised concurrently with other executive functions and whose powers are establish                by law;

VII. to appoint and dismiss the Company's independent auditors after hearing the recommendation of the Audit Committee;

VIII. to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the Chairman of the Board of Directors;

IX. to decide on capital increases within the limits of authorized capital, observing the provisions of Article 7 of these Bylaws;

X. to authorize trading by the Company of its own shares for maintenance in treasury for subsequent sale or cancellation;

XI. to establish the terms and other conditions for the placement of debentures, including those convertible to shares, specifying the limit of the capital increase resulting from the conversion of the debentures and the type and class of shares to be issued, as well as determining the conditions stated in items VI to VIII inclusive of article 59 of Law 6404/76 and the opportunity for issuance;

XII. to decide on the issuance by the Company of commercial papers, bonds, notes, and other securities intended to raise funds through primary or secondary distribution on the domestic or international capital markets;

XIII. to delegate and establish criteria for the following acts by the Executive Officers, independently of prior authorization by the Board of Directors;

a) acquisition or disposal of  any assets of the Company;

b) performance of any transaction, operation, agreement or arrangement of any nature, including financing and loans in isolation or jointly, with due regard for the matters incumbent on the Executive Board, as provided for in article 21 hereof; and

c) constitution of any type of guarantee or encumbrance on any asset of the Company, including for the benefit or in favor of third parties, as long as the party is a subsidiary entity, subsidiary or affiliate of the Company;

d) representation of the Company at General Meetings, shareholders meetings and/or equivalent meetings held by the companies, consortiums and other entities in which the Company may hold an equity interest, as well as regarding the matters submitted to said meetings;

XIV. to decide on the operation or action constituting a transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations;

This matter was transferred to the authority of the Executive Board.

XV. to resolve on any acts involving transformation, consolidation, spin-off, incorporation or liquidation of companies  in which the Company has corporate holding, directly or indirectly, as well as regarding the incorporation of companies in Brazil or abroad, by the Company and its subsidiaries;;

XVI. to resolve on the Company’s interest in (i) other companies or undertakings, as partner or shareholder, including through consortiums or special partnerships, (ii) in partnership agreements, shareholders’ agreements or partners’ agreements; and (iii) in capital increases in the companies in which the Company holds an equity interest;

XVII.      to appoint and dismiss the General Secretary of the Board of Directors and define his duties;

XVIII -   to establish policies for taking up tax incentives;

XIX -        to establish the remuneration, determine the duties, and approve the operational rules for the functioning of the Audit Committee and any other committees that may be created to support it;

XX.          to resolve any omissions and perform other legal duties that do not conflict with those established by these Bylaws or by Law;

XXI. to resolve on any matters  listed in item XIII of article 19 hereof, except for the possibility that the Board delegates and gives powers of authority to the Executive Board, as provided for in said item.

Sole paragraph – Relating to item XIII hereof, the Board of Directors may delegate and give powers of authority regarding the practice of said acts by two Executive Officers, who must always sign jointly, regardless of approval by the meetings of the Executive Board and/or the Board of Directors.

Section III

EXECUTIVE BOARD

Article 20              The Company shall have a Board of Executive Officers composed of two (2) to  nine (9) Executive Officers, at the discretion of the Board of Directors, one of whom to be the Chief Executive Officer and the other, Executive Officers, each having an area of activity determined by the Board of Directors, one of whom shall be designated as the investor relations officer.

Paragraph 1          The term of office of the Executive Officers is two (2) years, reelection being allowed, and shall last until their respective successors take office;

Paragraph 2          In the case of impediment or vacancy of any Officer, said Officer shall be replaced in accordance with the determination of the Board of Directors.

Paragraph 3          The Executive Officers shall perform their duties on a full-time basis.

Article 21              - With due regard for the guidelines and resolutions of the Board of Directors and the General Meeting, the Board of Executive Officers shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the purpose of the Company, with due regard for the provisions established by the Board of Directors (Article 19, item XIII) and other provisions provided for herein.

Paragraph 1 – In addition to the attributions provided for herein, it shall be incumbent on the Executive Board to resolve on the following matters:

I. to appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts, except as provided for in article 25, II;

II. to authorize the opening, transfer or closing of branches, agencies, representation offices or establishments of any other kind of the Company, in any region of Brazil or abroad; and

III. to approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory, fiscal and decision-making councils of subsidiaries directly or indirectly controlled by or associated with the Company, as well as associations, foundations and other types of corporate groups in which the Company participates.

Paragraph 2 - It is incumbent on the Executive Officers, always in pairs, regardless of the approval by the meetings of the Executive Board or the Board of Directors:

I. authorize audits in companies, associations, foundations and similar entities in which the Company participates;

II. to negotiate confidentiality agreements;

III. to engage routine bank services, under any modality, which are in line with the practices of the Company;

IV. to enter into loan and export prepayment agreements (exports advance payments) between the Company and subsidiaries in which the Company has equity interest of at least 99%; and

V. to authorize the provision of surety in real estate lease agreements for employees and Executive Officers.

Article 22. The Board of Executive Officers shall meet whenever summoned by the Chief Executive Officer or by two Executive Officers, and shall be installed if a majority of its members are present.

Paragraph 1          The Board of Executive Officers shall decide always by a majority vote of those present. In the event of a tie, the Board of Executive Officers shall submit the matter to the Board of Directors for resolution.

Paragraph 2          Resolutions of the Board of Executive Officers shall be recorded in minutes drawn up in the proper book and signed by a number of attendants that is sufficient to constitute the majority required for approval of the matters discussed, the copies of all minutes being sent to the members of the Board of Directors upon request.

Article 23              The Chief Executive Officer shall:

I - preside over meetings of the Board of Executive Officers;

II - carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

III - organize, coordinate and supervise the activities of the areas directly subordinated to him;

IV - assign special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;

V - keep the Board of Directors informed of the activities of the Company;

VI -          prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors proposals to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers; and

VII -                      prepare the annual report and draw up the balance sheet, together with the other Executive Officers.

Article 24              It is incumbent upon each of the Executive Officers, within the specific sphere of activity assigned to them by the Board of Directors:

I -            to represent the Company in accordance with the law and these Bylaws;

II -           to organize, coordinate and supervise the services for which they are responsible;

III -          to attend Board of Executive Officers meetings, helping define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination; and

IV -                       to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

Article 25              The representation of the Company and the practice of acts necessary for its normal operation shall be the responsibility of the Executive Officers, subject to the following provisions.

I – All acts, agreements or documents that imply responsibility for the Company or that release third parties from responsibilities or obligations with the Company shall be signed (a) by two Executive Officers, (b) by an Executive Officer and one attorney in fact with these specific powers, or (c) by two attorneys in fact with these specific powers, under penalty of not being binding upon the Company;

II. With the exception of the provisions in these Bylaws, the Company may be represented in isolation by any one Executive Officers or attorney in fact with special powers in the following circumstances: (i) when performing simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund, and its banks, (ii) before public service concessionaires or licensees in acts that do not imply the assumption or release of third party obligations; (iii) to protect its rights in administrative proceedings or of any nature, and in meeting its tax, labor, or social security obligations; (iv) in the endorsement of securities for purposes of collection or deposit in the Company's bank accounts; (v) in general meetings of shareholders, partners’ meetings and/or the equivalent of companies, consortia, and other entities in which the Company holds equity,   (vi)   for the purpose of receiving subpoenas, citations, notices, or judicial notifications in active and passive representation of the Company in court and testify in person, or similar acts, without the power of confession, and (vii) the signature of documents of any kind that may result in the assumption of commitments in circumstances in which the presence of a second representative is not possible and if authorized by the Board of Executive Officers (Art. 21, Sole Paragraph, Item I)

Paragraph 1                         The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met;

Paragraph 2                         The Board of Directors shall define the amount above which the acts and instruments entailing liabilities for the Company shall necessarily be signed by an Executive Officer jointly with an attorney in fact with specific powers;

Article 26           The following rules shall be observed as regards the appointment of attorneys in fact:

I -all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an attorney in fact appointed by the Board of Directors; and

II-all powers of attorney shall be granted for a specific term of no more than one year, with specific and limited powers, except for “ad judicia” powers of attorney, or those granted to lawyers regarding administrative proceedings filed with the Brazilian Federal Revenue Service, State Departments, Municipal Departments and the National Department of Mineral Production – DNPM, which may be granted for an indefinite period.

Article 27                             Any acts performed without due regard for the rules established in these Bylaws, particularly in articles 25 and 26, shall be null and void, and shall not give rise to any liabilities for the Company.

Chapter V

FISCAL COUNCIL

Article 28                              Designed to function in the fiscal years in which it is constituted at the request of shareholders, the Fiscal Council shall be composed of three (3)  sitting members and three (3)  alternates elected by the General Meeting, which shall establish the compensation of the sitting members.

Sole Paragraph    -                              The Fiscal Council's term of office ends upon the first Annual General Meeting held after it has been constituted.

Chapter VI

AUDIT COMMITTEE

Article 29                             The Company shall have an Audit Committee composed of three (3) members elected by the Board of Directors from among its members, with term of office of two (2) years, reelection being allowed.

Sole Paragraph                    The Board of Directors shall approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the laws and regulations applicable to audit committees, shall be determined.

Chapter VII

FISCAL YEAR, BALANCE SHEETS AND PROFITS

Article 30                             The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up and, after examination by the Board of Directors, submitted to the General Meeting, along with the proposal for allocation of net income for the year.

Paragraph 1          The accumulated losses and provision for income and social contribution taxes shall be deducted from the result of the year, prior to any profit sharing.

Paragraph 2          The net income shall mandatorily have the following allocation:

I – five per cent (5%) shall be allocated to the legal reserve fund until reaching twenty per cent (20%) of the subscribed capital stock;

II – payment of mandatory dividends (Article 33);

III – allocation of the remaining income shall be resolved by the General Meeting, observing the legal precepts.

Paragraph 3          The Board of Directors may propose, for the deliberation of the Meeting, the deduction of at least 1% (one percent) from net income for the year for the establishment of a Working Capital and Investment Reserve, in accordance with the following precepts:

I – its constitution shall not jeopardize the right to minimum mandatory dividends referred to in Article. 33;

II – its balance in conjunction with the other income reserves, excluding reserves for contingencies and unrealized profits, may not exceed the Company’s capital stock, under penalty of capitalization or distribution in cash of the surplus at the discretion of the General Meeting;

III. the Working Capital and Investment Reserve is intended to ensure the maintenance and development of activities that constitute the Company's corporate purpose and investments in fixed assets, and/or additions to working capital including through amortizations of the Company’s debt, independently of the retention of profits linked to the capital budget;

IV - its balance may be used (i) to absorb losses whenever necessary, (ii) for the distribution of dividends at any time, (iii) for the redemption, refund, or purchase of shares as authorized by law, and (iv) be incorporated into the Company’s capital, including through stock bonuses consisting of new shares.

Article 31              In addition, it shall be incumbent upon the Board of Directors:

I – to determine the drawing up of half-yearly and quarterly balance sheets, or for shorter periods, observing the legal precepts;

II – to approve the payment of any additional or interim dividends, including as a total or partial advance on the mandatory dividend for the year in progress, observing the legal provisions;

III – to declare dividends to the year’s profit account verified in the half-yearly balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet; and

IV – pay interest on equity attributing the interest paid or credited to the mandatory dividend (Article 33), pursuant to Article 9, paragraph 7 of Law 9249 of December 26, 1995.

Article 32                             The Board of Directors’ act to resolve on the advance payment of the mandatory dividend shall determine if these payments shall be monetarily restated, deducted from the mandatory dividend for the year and once this deduction is determined, the Annual General Meeting shall be the payment of the mandatory balance, if any, as well as the reversal to the original account of the amount paid in advance.

Article 33                             The dividend distribution in each year shall not be less than twenty-five percent (25%) of the net income, adjusted pursuant to article 202 of Law 6404 of December 15, 1976, and in compliance with Article 30 hereof.

Article 34    -     Dividends and interest on shareholders’ equity shall be paid on the dates and at the places indicated by the Executive Officer in charge of the Investor Relations area,  in accordance with the terms established by the General Shareholders’ Meeting or the Board of Directors, when applicable. If not claimed within three (3) years as from the beginning of the payment, dividends shall become time-barred in favor of the Company.

Chapter VIII

DISSOLUTION AND LIQUIDATION

Article 35                             The Company shall be dissolved, liquidated or extinguish in the events established by Law, with due regard for the applicable rules, or as resolved by the General Meeting.

Sole Paragraph                    The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Fiscal Council that shall function during the liquidation period, establishing their respective fees and the guidelines for its operation.

ATTACHMENT III - Information on the candidates to be elected at the Annual Shareholders' Meeting

(Pursuant to items 12.5 and 12.9 of Attachment 24 of CVM Instruction No. 480)

Pursuant to the provisions of Article 10 of CVM Instruction No. 481/2009, below are the information on the candidates appointed for the election at the Annual Shareholders' Meeting, in accordance with paragraphs 12.5 and 12.10 of the Reference Form, for the applicable items.

12.5. For each one of the candidates for election at the Annual Shareholders' Meeting, indicate the following in a table:

name	Benjamin Steinbruch
date of birth	June 28, 1953
occupation	Administrator
Individual taxpayer's ID (CPF) or passport number	618.266.778-87
position to be held	Member of the Board of Directors
other positions or duties with the issuer	CEO
if elected by the controlling shareholder or not	Yes
if an independent member and, if so, the criteria used to establish the independence	Not applicable
number of consecutive terms of office	24

information on:

i. main professional experiences over the last 5 years, indicating:

• company's name and industry

• position

• if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

ii. indicate all management positions it holds in other companies or third sector organizations

Member of the Board of Directors since April 23, 1993, and, since April 28, 1995, Chairman of the Board of Directors. Also CEO of CSN since April 30, 2002. Member of the Board of Directors of the Portuguese Chamber, 1st Vice-President of FIESP since September 2004, member of the Superior Strategic Council of FIESP, Board Member of the Robert Simonsen Institute and CCI member - Inter Advisory Board of the Court of the State are Paulo. Over the past five years, Chairman of the Board of Directors and Chief Executive Officer of Vicunha Siderurgia S.A. and Chairman of the Board of Directors of Nacional Minérios S.A., Vice-Chairman of the Board of Directors of Textília S.A., Chairman of the Board of Directors of Vicunha Aços S.A., Fibra Cia. Securitizadora de Créditos Imobiliários e Banco Fibra S.A., member of the Board of Directors of Elizabeth S.A. – Indústria Têxtil, Vicunha Participações S.A. and Vicunha Steel S.A., Executive Officer of Rio Purus Participações S.A. and of Rio Iaco Participações S.A. and of BH Holdings S.A. (former Ibis II Empreendimentos Ltda.). Administrator of Fazenda Alvorada de Bragança Agro-Pastoril Ltda., Ibis Agrária Ltda., Ibis Participações e Serviços Ltda. and Haras Phillipson Ltda. (all these companies are part of CSN's controlling group), Chairman of the Board of Directors of Transnordestina Logística S.A. (jointly controlled by CSN, CSN Mineração S.A., FTL – Ferrovia Transnordestina Logística S.A. and Companhia Metalúrgica Prada (controlled by CSN) and Chairman of the Deliberative Board of CSN Foundation. Degree in Business Administration from the Business School of Fundação Getúlio Vargas – SP, Graduate degree in Marketing and Finance from Fundação Getúlio Vargas - SP.

description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in CVM's administrative proceedings and the penalties applied

iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

Mr. Benjamin Steinbruch stated, for all legal purposes, that, in the last five (5) years, has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative lawsuits of CVM nor any final judicial or administrative conviction, which resulted in the suspension or disqualification for the practice of any professional or commercial activity.

name	Léo Steinbruch
date of birth	May 16, 1968
occupation	Businessman
Individual taxpayer's ID (CPF) or passport number	110.885.048-09
position to be held	Vice Chairman of the Board of Directors
other positions or duties with the issuer	Not applicable
if elected by the controlling shareholder or not	Yes
if an independent member and, if so, the criteria used to establish the independence	Not applicable
number of consecutive terms of office	3

information on:

i. main professional experiences over the last 5 years, indicating:

• company's name and industry

• position

• if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

ii. indicate all management positions it holds in other companies or third sector organizations

Member of the Company's board of directors since April 28, 2015, elected vice-chairman of the board of directors on May 11, 2016, and member of the Board of Directors of the companies Elizabeth S.A. Indústria Têxtil, Vicunha Aços S.A., Vicunha Participações S.A., Vicunha Steel S.A. and Textília S.A. Executive Officer of CFL Participações S.A. and Taquari Participações S.A. and administrator of Fazenda Santa Otília Agropecuária Ltda. (all companies part of the CSN's controlling group).

description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in CVM's administrative proceedings and the penalties applied

iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

Mr. Léo Steinbruch stated, for all legal purposes, that, in the last five (5) years, has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative lawsuits of CVM nor any final judicial or administrative conviction, which resulted in the suspension or disqualification for the practice of any professional or commercial activity.

name	Fernando Perrone
date of birth	May 6, 1947
occupation	Lawyer
Individual taxpayer's ID (CPF) or passport number	181.062.347-20
position to be held	Member of the Board of Directors
other positions or duties with the issuer	Member of the Audit Committee
if elected by the controlling shareholder or not	Yes
if an independent member and, if so, the criteria used to establish the independence independent member in accordance with the following criteria: (i) has no relationship with the Company; (ii) is not a controlling shareholder, spouse or second degree relative of the controlling shareholder, and is not tied to a company or entity related to the controlling shareholder; (iii) was not an employee or officer of the Company, of the controlling shareholder or an entity controlled by the Company in the past five (5) years; (iv) is not a direct or indirect supplier or buyer of services and/or products to/of the Company in a magnitude that implies loss of independence; (v) is not an employee or manager of a company or entity offering or demanding services and/or products to/from the Company; (vi) is not a spouse or second degree relative of any manager of the Company; and (vii) does not receive any compensation from the Company in addition to the compensation received as a result of exercising the position of member of the Board of Directors and of member of the Audit Committee of the Company.

number of consecutive terms of office	14

information on:

i. main professional experiences over the last 5 years, indicating:

• company's name and industry

• position

• if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

ii. indicate all management positions it holds in other companies or third sector organizations

Member of the Board of Directors since September 26, 2002 and member of the Audit Committee since June 24, 2005. Former Executive Officer of Infrastructure and Energy of the Company from July 10 to October 2, 2002. Chairman of the Board of Directors of Profarma - Distribuidora de Fármacos S.A., member of the Board of Directors of João Fortes Engenharia S.A., Energia Sustentável S.A. and FTL – Ferrovia Transnordestina Logística S.A. (controlled by CSN) and alternate member of the Board of Directors of Transnordestina Logística S.A. (jointly controlled by CSN). Also an independent advisor in the area of infrastructure. Degree in Business Administration, sponsored by "Chimica" Bayer S.A., Degree in Law from Universidade Federal Fluminense and Graduate degree in Economics in the area of Capital Markets from Fundação Getúlio Vargas.

description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in CVM's administrative proceedings and the penalties applied

iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

Mr. Fernando Perrone stated, for all legal purposes, that, in the last five (5) years, has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative lawsuits of CVM nor any final judicial or administrative conviction, which resulted in the suspension or disqualification for the practice of any professional or commercial activity.

name	Fabiam Franklin
date of birth	June 28, 1967
occupation	Engineer
Individual taxpayer's ID (CPF) or passport number	899.230.907-44
position to be held	Member of the Board of Directors
other positions or duties with the issuer	Not applicable
if elected by the controlling shareholder or not	Employee's representative
if an independent member and, if so, the criteria used to establish the independence	Not applicable
number of consecutive terms of office	2

information on:

i. main professional experiences over the last 5 years, indicating:

• company's name and industry

• position

• if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

ii. indicate all management positions it holds in other companies or third sector organizations

Member of the Board of Directors since April 28, 2016. Chairman of the CSN Advisory Council Invest Investment Fund Shares since April 4, 2016, member of the Board of Directors of ABM (Brazilian Association of Metallurgy, Materials and Mining) since April 2015, coordinator of CSN's Financial Education Program since 2008, and Blast Furnaces General Manager of the Company since November 2002. Degree in Metallurgical Engineering from Universidade Federal Fluminense, with specialization in Reduction Metallurgy from the MC Master University in Ontario, Canada and graduate degree (MBA) from Fundação Dom Cabral and is currently pursuing his professional master's degree in economics from IBMEC.

description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in CVM's administrative proceedings and the penalties applied

iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

Mr. Fabiam Franklin stated, for all legal purposes, that, in the last five (5) years, has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative lawsuits of CVM nor any final judicial or administrative conviction, which resulted in the suspension or disqualification for the practice of any professional or commercial activity.

name	Yoshiaki Nakano
date of birth	30/08/1944
occupation	Administrator
Individual taxpayer's ID (CPF) or passport number	049.414.548-04
position to be held	Member of the Board of Directors
other positions or duties with the issuer	Member of the Audit Committee
if elected by the controlling shareholder or not	Yes
if an independent member and, if so, the criteria used to establish the independence independent member in accordance with the following criteria: (i) has no relationship with the Company; (ii) is not a controlling shareholder, spouse or second degree relative of the controlling shareholder, and is not tied to a company or entity related to the controlling shareholder; (iii) was not an employee or officer of the Company, of the controlling shareholder or an entity controlled by the Company in the past five (5) years; (iv) is not a direct or indirect supplier or buyer of services and/or products to/of the Company in a magnitude that implies loss of independence; (v) is not an employee or manager of a company or entity offering or demanding services and/or products to/from the Company; (vi) is not a spouse or second degree relative of any manager of the Company; and (vii) does not receive any compensation from the Company in addition to the compensation received as a result of exercising the position of member of the Board of Directors and of member of the Audit Committee of the Company.

number of consecutive terms of office	13

information on:

i. main professional experiences over the last 5 years, indicating:

• company's name and industry

• position

• if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

ii. indicate all management positions it holds in other companies or third sector organizations

Member of the Board of Directors since April 29, 2004 and member of Audit Committee since June 24, 2005. Also acts as a member of the Board of Directors of Transnordestina Logística S.A. (jointly controlled by CSN) and in the last five years, acted as a Professor of Economics at the Getúlio Vargas Foundation and Director of the School of Economics at the Getúlio Vargas Foundation in São Paulo. He was a member of the Superior Council of Economics (COSEC) of FIESP / IRS and was a member of the Board of Directors of the Foundation for Research Support of the State of São Paulo - FAPESP until 2015. Previously, he was Secretary for Economic Affairs of the Ministry of Finance and Secretary of Finance of the State of São Paulo. He holds a degree in Business Administration from the Getúlio Vargas Foundation and a Master's and Ph.D. from Cornell University in the United States.

description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in CVM's administrative proceedings and the penalties applied

iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

Mr Yoshiaki Nakano.stated, for all legal purposes, that, in the last five (5) years, has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative lawsuits of CVM nor any final judicial or administrative conviction, which resulted in the suspension or disqualification for the practice of any professional or commercial activity.

name	Antonio Bernardo Vieira Maia
date of birth	July 15, 1959
occupation	Administrator
Individual taxpayer's ID (CPF) or passport number	510.578.677-72
position to be held	Member of the Board of Directors
other positions or duties with the issuer	Member of the Audit Committee
if elected by the controlling shareholder or not	Yes
if an independent member and, if so, the criteria used to establish the independence independent member in accordance with the following criteria: (i) has no relationship with the Company; (ii) is not a controlling shareholder, spouse or second degree relative of the controlling shareholder, and is not tied to a company or entity related to the controlling shareholder; (iii) was not an employee or officer of the Company, of the controlling shareholder or an entity controlled by the Company; (iv) is not a direct or indirect supplier or buyer of services and/or products to/of the Company in a magnitude that implies loss of independence; (v) is not an employee or manager of a company or entity offering or demanding services and/or products to/from the Company; (vi) is not a spouse or second degree relative of any manager of the Company; and (vii) does not receive any compensation from the Company in addition to the compensation received as a result of exercising the position of member of the Board of Directors and of member of the Audit Committee of the Company.

number of consecutive terms of office	5

information on:

i. main professional experiences over the last 5 years, indicating:

• company's name and industry

• position

• if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

ii. indicate all management positions it holds in other companies or third sector organizations

Member of the Board of Directors since April 30, 2013, of the Audit Committee since August 8, 2013, and Chairman of the Audit Committee since May 6, 2014. Also part of the Finance Committee from October 7, 2014 to December 31, 2016. CEO of BRG Capital Ltda. since July 2005 and member of the Board of Directors of Transnordestina Logística S.A. (jointly controlled by CSN), of FTL – Ferrovia Transnordestina Logística S.A. and of CSN Mineração S.A. (controlled by CSN). Former executive officer of the Credit Suisse / Banco Garantia de Investimentos S.A. from April 1995 to May 2005. Began his career at Citibank Brazil as a trainee in 1982 and moved to New York's Citibank in 1986, where he worked as an Analyst of Citigroup's Institutional investments to Latin America, until he become Executive Officer of New York's Citibank. He was an associate of Banco Bozano Simonsen de Investimentos from August 1979 to December 1981 and member of the Board of Banque Bénédict Hentsch & Cie SA, Geneva, Switzerland from April to December 2006. Degree in Business and Public Administration from Fundação Getúlio Vargas in 1981.

description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in CVM's administrative proceedings and the penalties applied

iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

Mr. Antonio Bernardo Vieira Maia stated, for all legal purposes, that, in the last five (5) years, has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative lawsuits of CVM nor any final judicial or administrative conviction, which resulted in the suspension or disqualification for the practice of any professional or commercial activity.

name	José Eduardo de Lacerda Soares
date of birth	July 6, 1968
occupation	Businessman
Individual taxpayer's ID (CPF) or passport number	088.973.848-38
position to be held	Member of the Board of Directors
other positions or duties with the issuer	Not applicable
if elected by the controlling shareholder or not	Yes
if an independent member and, if so, the criteria used to establish the independence	Not applicable
number of consecutive terms of office	Not applicable

information on:

i. main professional experiences over the last 5 years, indicating:

• company's name and industry

• position

• if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

ii. indicate all management positions it holds in other companies or third sector organizations

Member of the Board of Directors of the companies Vicunha Têxtil S.A., Elisabeth S.A. – Indústria Têxtil, Vicunha Participações S.A., Vicunha Steel S.A. since March 2014. Also managing partner of Arsenal Investimentos since 2002 and responsible for creating the corporate finance area of the company and for the investments of the Private Equity fund of the company in Brazil (ALL, Coteminas, Dixie Toga, Globex, Método Engenharia, Rossi e TAM). Former member of the board of directors of TAM, Método Engenharia e Cromex S.A., head of the execution of the investment banking area at Banco Credit Suisse First Boston Garantia, also working in the banks BNP Paribas and JP Morgan. Bachelor's degree in business administration from Fundação Getulio Vargas and graduate degree in management and finance from The Wharton School – University of Pennsylvania.

description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in CVM's administrative proceedings and the penalties applied

iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

Mr. José Eduardo de Lacerda Soares stated, for all legal purposes, that, in the last five (5) years, has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative lawsuits of CVM nor any final judicial or administrative conviction, which resulted in the suspension or disqualification for the practice of any professional or commercial activity.

name	Nissim Asslan Kalili
date of birth	September 17, 1953
occupation	Administrator
Individual taxpayer's ID (CPF) or passport number	875.186.788-53
position to be held	Member of the Board of Directors
other positions or duties with the issuer	Not applicable
if elected by the controlling shareholder or not	No
if an independent member and, if so, the criteria used to establish the independence	Candidate appointed by the shareholder "Caixa Beneficente dos Empregados" of Companhia Siderúrgica Nacional –CBS.
number of consecutive terms of office	Not applicable

information on:

i. main professional experiences over the last 5 years, indicating:

• company's name and industry

• position

• if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

ii. indicate all management positions it holds in other companies or third sector organizations

Managing partner of Niss Incorporações e Participações Ltda. since 2007 and former managing partner of Terepinks and Kalili (current Even Construtora e Incorporadora S.A.) from 1985 to 2006. Degree in Business Administration from the Business School of Fundação Getúlio Vargas – SP, Graduate degree in Marketing and Finance from Fundação Getúlio Vargas - SP.

description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in CVM's administrative proceedings and the penalties applied

iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

Mr. Nissim Asslan Kalili stated, for all legal purposes, that, in the last five (5) years, has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative lawsuits of CVM nor any final judicial or administrative conviction, which resulted in the suspension or disqualification for the practice of any professional or commercial activity.

name	Miguel Roberto Gherrize
date of birth	October 2, 1938
occupation	Accountant
Individual taxpayer's ID (CPF) or passport number	107140308-72
position to be held	Member of the Fiscal Council (Sitting)
other positions or duties with the issuer	Not applicable
if elected by the controlling shareholder or not	No
if an independent member and, if so, the criteria used to establish the independence independent member in accordance with the following criteria: (i) has no relationship with the Company; (ii) is not a controlling shareholder, spouse or second degree relative of the controlling shareholder, and is not tied to a company or entity related to the controlling shareholder; (iii) was not an employee or officer of the Company, of the controlling shareholder or an entity controlled by the Company; (iv) is not a direct or indirect supplier or buyer of services and/or products to/of the Company in a magnitude that implies loss of independence; (v) is not an employee or manager of a company or entity offering or demanding services and/or products to/from the Company; (vi) is not a spouse or second degree relative of any manager of the Company; and (vii) does not receive any compensation from the Company.

number of consecutive terms of office	Not applicable

information on:

i. main professional experiences over the last 5 years, indicating:

• company's name and industry

• position

• if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

ii. indicate all management positions it holds in other companies or third sector organizations

Member of the IBEF - Brazilian Institute of Finance Executives of São Paulo, of IBRACON - Institute of Independent Auditors of Brazil and former member of the Ethics Committee of IFAC - International Federation of Accountants of the CRC - Regional Accounting Council of São Paulo. Former member of the Board of Directors of Brasil Insurance Participações e Administração S.A. and of the Fiscal Council of JJBS Foods S.A. (incorporated by Seara Alimentos Ltda., on April 1, 2015). For 10 years, worked as advisor of Terco Grant Thrnton independent auditors, a company acquired by Ernest & Young, having worked until 2012 as the Executive Officer in charge of the Quality Control Group of the audit work. Since 1960 has experience in audit and financial area of Arthur Andersen, having worked as the partner in charge for coordinating and analyzing technical issues in Brazil up to 2000. Degree in Economics from Fundação Armando Alvares Penteado (FAAP), extension in Accounting and assimilated in Business Administration.

description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in CVM's administrative proceedings and the penalties applied

iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

Mr. Miguel Roberto Gherrize stated, for all legal purposes, that, in the last five (5) years, has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative lawsuits of CVM nor any final judicial or administrative conviction, which resulted in the suspension or disqualification for the practice of any professional or commercial activity.

name	William Pereira Pinto
date of birth	March 19, 1959
occupation	Accountant
Individual taxpayer's ID (CPF) or passport number	006.521.618-04
position to be held	Member of the Fiscal Council (Alternate)
other positions or duties with the issuer	Not applicable
if elected by the controlling shareholder or not	No
if an independent member and, if so, the criteria used to establish the independence independent member in accordance with the following criteria: (i) has no relationship with the Company; (ii) is not a controlling shareholder, spouse or second degree relative of the controlling shareholder, and is not tied to a company or entity related to the controlling shareholder; (iii) was not an employee or officer of the Company, of the controlling shareholder or an entity controlled by the Company; (iv) is not a direct or indirect supplier or buyer of services and/or products to/of the Company in a magnitude that implies loss of independence; (v) is not an employee or manager of a company or entity offering or demanding services and/or products to/from the Company; (vi) is not a spouse or second degree relative of any manager of the Company; and (vii) does not receive any compensation from the Company.

number of consecutive terms of office	Not applicable

information on:

i. main professional experiences over the last 5 years, indicating:

• company's name and industry

• position

• if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

ii. indicate all management positions it holds in other companies or third sector organizations

Currently member of the Board of Directors of Portocred S.A., member of the Audit Committee of Banco Pine S.A., partner and owner of WWPC Consultoria Empresarial Ltda., working in the area of corporate governance and in the risk and audit committees. Member of the Fiscal Council of Renuka do Brasil S.A., alternate member of the Board of Directors of Grupo Pão Açúcar, Via Varejo and Kroton Educacional. Worked at Ernest&Young Terco from 2008 to 2012, having worked since 2011 as the Executive Officer in charge for the external audit of middle market and private equities companies. Degree in Accounting from Universidade São Judas Tadeu, an MBA – Controller from FIPECAPI/USP with module abroad at St. John's University/NY, United States and certification from IBGC as Fiscal Advisor.

description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in CVM's administrative proceedings and the penalties applied

iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

Mr. William Pereira Pinto stated, for all legal purposes, that, in the last five (5) years, has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative lawsuits of CVM nor any final judicial or administrative conviction, which resulted in the suspension or disqualification for the practice of any professional or commercial activity.

12.6. Regarding each one of the persons who occupied the position of member of the board of directors or the fiscal council in the last year, report, in a table, the attendance percentage in the meetings held by the respective body in the same period, which occurred after taking office:

Members of the Board of Directors
Name	Participation in meetings
Benjamin Steinbruch	95%
Léo Steinbruch	90%
Antonio Bernardo Vieira Maia	95%
Fernando Perrone	95%
Yoshiaki Nakano	95%
Fabiam Franklin	100%

12.7. Provide the information mentioned in item 12.5 concerning the members of the statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

The Company has an Audit Committee, whose members are listed below:

Members of the Audit Committee
Name	Antonio Bernardo Vieira Maia	Fernando Perrone	Yoshiaki Nakano
Information	See information regarding the Board of Directors	See information regarding the Board of Directors	See information regarding the Board of Directors

12.8. For each one of the people who worked as members of the statutory committees, as well as in the audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

Members of the Audit Committee
Name	Participation in meetings
Antonio Bernardo Vieira Maia	100%
Fernando Perrone	100%
Yoshiaki Nakano	75%

12.9. Marital relationships, stable unions or kinship up to the second degree between:

a) the Company's management
Not applicable
b) the Company's management and the management of subsidiaries, direct or indirect, of the Company
Not applicable
c) the Company's management or of its subsidiaries, direct or indirect, and direct or indirect controlling shareholders of the Company:
Not applicable
d) the Company's management and the management of controlling subsidiaries, direct or indirect, of the Company
Not applicable

12.10. Inform the relationships of subordination, of service rendering or control maintained in the past 3 fiscal years between the issuer's managers and:

a) company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital
Not applicable
b) direct or indirect controlling shareholder of the Company
Mr. Leo Steinbruch is a shareholder of CFL Participações S.A. e da Vicunha Têxtil S.A., both directly controlled by the Company.
c) if relevant, supplier, client, debtor or creditor of the issuer, its controlling or subsidiaries or subsidiaries of any of these people
Not applicable.

ATTACHMENT IV - Information on the compensation of the Management

Base Date: December 31, 2016

(Pursuant to Item 13 of Attachment 24 of CVM Instruction No. 480, of December 7, 2009)

13.1 Policy or practice of compensation for the board of directors, statutory and non-statutory board, fiscal council, statutory committees and audit, risk, finance and compensation committees, concerning the following aspects:

a. goals of the policy or practice of compensation:

Board of Directors:

The Company's practice is the compatibility of the compensation offered with the responsibility exercised by the office, considering that the Board of Directors establishes and guides the Company by monitoring its implementation by company's executives.

Statutory Board:

The Company's practice is to ensure a competitive compensation in relation to senior executives’ market, being compatible with the responsibility exercised by the office, considering its responsibility and commitment to meet the strategic goals of the Company, within the increasingly competitive and globalized scenario in which it operates.

Non-Statutory Board:

The Company's compensation practice is to provide an internal (between members of the executive body) and external (competitively in relation to the market) balance, in order to attract, retain and motivate its executives, so that the Company may meet its strategic goals in the increasingly competitive and globalized scenario in which it operates.

Audit Committee:

The Company’s is the compatibility of the compensation offered with the responsibility exercised by the office, considering that the members of the Audit Committee work to ensure the transparency of the information and the accountability of the management.

b. compensation composition, indicating:

(i) description of elements of the compensation and the goals of each one of them;

Board of Directors:

The members of the Board of Directors are entitled only to a fixed compensation only, that is, monthly fees established at a meeting of the Board of Directors, in order to ensure the compatibility of the duties with the compensation paid. All members receive the same amount, except those that are part of the Audit Committee, which receive a different amount due to occupying two positions.

Statutory Board:

Members of the Statutory Board are entitled to an annual overall compensation consisting of a fixed compensation (monthly fees) and a variable compensation (bonuses based on goals and other bonuses*) in order to ensure the compatibility of the duties with the compensation paid.

* Other Bonus: The Company may eventually assign an extra compensation structured as variable, due to the recognition of specific, different jobs, projects or goals, and linked to such projects. This additional variable compensation is usually tied to the nominal fee or another form of compensation compatible with the expected result of the corresponding project and the goals assigned to the Statutory Executive Officer.

They are also entitled to the following benefits: Health Insurance, Dental Insurance, Life Insurance, Pension Plan and Yearly Check Up. The CEO is entitled to a helicopter and two armored vehicles.

Non-Statutory Board:

Members of the Non-Statutory Board are entitled to fixed and variable compensation. The fixed compensation is composed of a nominal monthly salary, plus vacation and thirteenth salary, as provided for by the labor legislation, in order to ensure the compatibility of the duties with the compensation paid. The variable compensation offers the opportunity for gain in addition to the nominal salary as a result of the company's results and of a specific area of the executive, as well as due to their individual performance or attraction and retention strategy. The variable component is paid annually as profit sharing, in order to ensure the compatibility of the duties with the compensation paid.

They are also entitled to the following benefits: Health Insurance, Dental Insurance, Life Insurance, Pension Plan, Food Bonus, Meal Bonus, Annual Check Up and volunteer vacation Bonus.

Audit Committee:

The members of the Audit Committee are entitled only to a fixed compensation only, that is, monthly fees established at a meeting of the Board of Directors, in order to ensure the compatibility of the duties with the compensation paid.

(ii) the proportion of each element of the total compensation

For the Board of Directors and the Audit Committee, the proportion of the fixed compensation is of 100% of the total compensation.

For the Executive Board and the Non-Statutory Board, the overall fixed compensation represents 100% of the total compensation and, for some cases, may be comprised of 50% fixed and 50% variable compensation, or other ratio that best suits the duties performed by the executive and the conditions negotiated with him/her by the Company.

(iii) method of calculation and adjustment of each compensation element;

Board of Directors:

The fixed compensation of the Board of Directors is paid in 12 monthly installments, without a prior definition of readjustment.

Statutory Board:

The fixed component of the annual compensation is paid in 12 monthly installments, in addition to the possibility of a variable installment mentioned above.

The variable compensation is paid in the calendar year, in a specific month, differently established in the agreement of each Executive Officer, with greater concentration in April of each year after the assessment of the goals.

The overall compensation (fees + variable) established at the beginning of the term of office is valid for two years and may be re-negotiated in the agreement's renewal, if it is of interest to both parties.

Non-Statutory Board:

The fixed compensation of the Non-Statutory Board is paid annually in thirteen monthly installments. Is also paid an additional of 33.33% on the nominal salary concerning a bonus for statutory vacations, and an additional of 36.67% on the nominal salary as bonus for volunteer vacation.

The adjustment of the compensation is established based on the variation of the Executive Market's growth or through the inflation of the last 12 months. The adjustment is applied annually. The variable compensation is paid in April of each year, after the assessment of the goals, the executive may realize up to 12 nominal wages.

Audit Committee:

The fixed compensation of the Audit Committee is paid in 12 monthly installments and without a prior definition of readjustment.

 (iv) reasons that justify the composition of the compensation

BOARD OF DIRECTORS: fixed compensation based on the market practice.

STATUTORY BOARD: fixed compensation based on market practices, variable compensation linked to the results of the goals of the company, business, individual and skills evaluation.

NON-STATUTORY BOARD: fixed compensation based on market practice, variable compensation linked to the results of business goals, business, and individual skills assessment.

AUDIT COMMITTEE: fixed compensation based on the market practice.

 (v) the existence of members unpaid by the issuer and the reason for this fact

None.

c. main performance indicators taken into account when determining each element of the compensation:

Fixed compensation: responsibilities assigned to the position through the evaluation based on a specific methodology carried out by an external advisor specialized on compensation.

Variable compensation: considers the results of the goals of the company, business and/or area under the responsibility of the Statutory or Non-Statutory Officer and also the individual goals and skills evaluation of each Statutory or Non-Statutory Officer. It can also be paid, when appropriate, an additional variable installment due to the recognition of a specific work, project or differentiated goals.

d. how the compensation is structured to reflect the evolution of the performance indicators

At the beginning of each year, they overall goals of the Company are established. Then, these goals are split, as applicable, between the Company's different operational areas, for each Statutory or Non-Statutory Officer to establish the specific goals that each of the different operating areas must meet. In addition, the individual goals to be achieved during the same fiscal year are also established. The compliance with these goals is periodically monitored during the year and finally assessed at the end of the fiscal year, with this outcome being the basis for calculating the variable compensation, considering the level of compliance with each indicator. The maximum variable compensation is established based on the nominal wages units received by the Statutory or Non-Statutory Officer, so that he/she will ultimately be paid the variable compensation amount assigned to that level of compliance with the goals verified, pursuant to the scale agreed with the Statutory or Non-Statutory Officer.

It is worth noting also that all the goals set for each Statutory or Non-Statutory Officer will have a relative weight in the evaluation of compliance with the goals mentioned above.

e. how does the policy or practice of compensation aligns with the short, medium and long term interests of the Company:

The compensation practice aligns to the short, medium and long term interests of the company through the Strategy Management Cycle in which takes place the development of the goals established through the strategic plan, budgeting, performance monitoring and results evaluation, establishing the compensation according to the performance. This practice is supported by the following points:

  Focusing on strategic goals, representing shares that have a significant impact on the continuous improvement of company's performance.
  Measuring and evaluating the outcomes of the organization's goals, established in its budget and their variation, which must reach or not these goals.
  Establishing from the development of the company's goals.
  Clear description, previously defined formulas and sources, being easy to understand and assess.
  Comparing the best practices and the standardization of the evaluation.

These elements focus on the excellence of the company's outcomes.

f. existence of compensation supported by subsidiaries, controlled or direct or indirect controllers

No compensation received by the Management due to the position they hold in the Company that is supported by subsidiaries, controlled or direct or indirect controllers of the Company.

g. existence of any compensation or benefit linked to the occurrence of certain corporate event, such as the sale of the Company's control:

There is no compensation or benefit linked to the occurrence of any corporate event.

13.2 Total compensation of the board of directors, executive board and fiscal council

Total Compensation for the Fiscal Year ended on December 31, 2014 - Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
No of Members¹	6.92	4.67	N/A	11.59
Number of Paid Members	6.92	4.67	N/A	11.59
Fixed Annual Compensation	R$1,606,080	R$9,447,575	N/A	R$11,053,655
Salary or "Pro-Labore"	R$978,400	R$5,956,969	N/A	R$6,935,369
Direct and Indirect Benefits	N/A	R$2,299,311	N/A	R$2,299,311
Participation in Committees	R$360,000	RS 0	N/A	R$360,000
Other	R$267,680	R$1,191,294	N/A	R$1,458,974
Variable Compensation	N/A	R$23,807,218	N/A	R$23,807,218
Bonus	N/A	R$19,939,348	N/A	R$19,939,348
Profit Sharing	N/A	RS 0	N/A	RS 0
Participation in Meetings	N/A	RS 0	N/A	RS 0
Commissions	N/A	RS 0	N/A	RS 0
Other	N/A	R$3,867,870	N/A	R$3,867,870
Post-employment	N/A	R$115,763	N/A	R$115,763
Termination of the Position	N/A	0	N/A	RS 0
Based on Shares	N/A	0	N/A	RS 0
Total Compensation	R$1,606,080	R$33,370,555	RS 0	R$34,976,635

¹The number of members of each body corresponds to the annual average of the number of members of each body calculated monthly with 2 decimals, as provided for in item "9.2.13.b". Compensation of the management (section 13)" of the OFFICIAL LETTER/CVM/SEP/No.01/2015.

Number of members of the Board of Directors in 2014: 83/12 months = 7 members

Number of members of the Statutory Board 2014: 56/12 months = 5 members

Total Compensation for the Fiscal Year ended on December 31, 2015 - Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
No of Members¹	6.67	6.17	N/A	12.83
Number of Paid Members	6.67	6.17	N/A	12.83
Fixed Annual Compensation	R$1,585,440	R$14,004,454	N/A	R$15,589,894
Salary or "Pro-Labore"	R$961,200	R$9,759,385	N/A	R$10,720,585
Direct and Indirect Benefits	N/A	R$2,293,192	N/A	R$2,293,192
Participation in Committees	R$360,000	RS 0	N/A	R$360,000
Other	R$264,240	R$1,951,877	N/A	R$2,216,117
Variable Compensation	N/A	R$31,987,610	N/A	R$31,987,610
Bonus	N/A	R$26,656,342	N/A	R$26,656,342
Profit Sharing	N/A	RS 0	N/A	RS 0
Participation in Meetings	N/A	RS 0	N/A	RS 0
Commissions	N/A	RS 0	N/A	RS 0
Other	N/A	R$5,331,268	N/A	R$5,331,268
Post-employment	N/A	R$310,625	N/A	R$310,625
Termination of the Position	N/A	RS 0	N/A	RS 0
Based on Shares	N/A	RS 0	N/A	RS 0
Total Compensation	R$1,585,440	R$46,302,689	RS 0	R$47,888,129

¹The number of members of each body corresponds to the annual average of the number of members of each body calculated monthly with 2 decimals, as provided for in item "9.2.13.b". Compensation of the management (section 13)" of the OFFICIAL LETTER/CVM/SEP/No.01/2015.

Number of members of the Board of Directors 2015: 80/12 months = 6.67 members

Number of members of the Statutory Board 2015: 74/12 months = 6.17 members

Total Compensation for the Fiscal Year ended on December 31, 2016 - Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
No of Members¹	6.42	5.83	N/A	12.25
Number of Paid Members	6.42	5.83	N/A	12.25
Fixed Annual Compensation	R$1,527,840	R$18,157,715	N/A	R$19,685,555
Salary or "Pro-Labore"	R$913,200	R$13,081,307	N/A	R$13,994,507
Direct and Indirect Benefits	N/A	R$2,460,147	N/A	R$2,460,147
Participation in Committees	R$360,000	N/A	N/A	R$360,000
Other	R$254,640	R$2,616,261	N/A	R$2,870,901
Variable Compensation	N/A	R$52,166,513	N/A	R$52,166,513
Bonus	N/A	R$43,472,094	N/A	R$43,472,094
Profit Sharing	N/A	N/A	N/A	N/A
Participation in Meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Other	N/A	R$8,694,419	N/A	R$8,694,419
Post-employment	N/A	R$305,747	N/A	R$305,747
Termination of the Position	N/A	N/A	N/A	N/A
Based on Shares	N/A	N/A	N/A	N/A
Total Compensation	R$1,527,840	R$70,629,975	RS 0	R$72,157,815

¹The number of members of each body corresponds to the annual average of the number of members of each body calculated monthly with 2 decimals, as provided for in item "9.2.13.b". Compensation of the management (section 13)" of the OFFICIAL LETTER/CVM/SEP/No.01/2015.

Number of members of the Board of Directors 2016: 77/12 months = 6.42 members

Number of members of the Statutory Board 2016: 70/12 months = 5.83 members

Total Compensation Expected for the Fiscal Year ended on December 31, 2017 - Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
No of Members¹	9.33	9.00	N/A	18.33
Number of Paid Members	9.33	9.00	N/A	18.33
Fixed Annual Compensation	3,067,200	28,280,206	N/A	R$31,347,406
Salary or "Pro-Labore"	2,016,000	21,391,434	N/A	R$23,407,434
Direct and Indirect Benefits	N/A	2,610,486	N/A	R$2,610,486
Participation in Committees	540,000	N/A	N/A	R$540,000
Other	511,200	4,278,287	N/A	R$4,789,487
Variable Compensation	N/A	44,337,637	N/A	R$44,337,637
Bonus	N/A	36,948,031	N/A	R$36,948,031
Profit Sharing	N/A	N/A	N/A	N/A
Participation in Meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Other	N/A	7,389,606	N/A	R$7,389,606
Post-employment	N/A	722,866	N/A	R$722,866
Termination of the Position	N/A	N/A	N/A	N/A
Based on Shares	N/A	N/A	N/A	N/A
Total Compensation	R$3,067,200	R$73,340,710	RS 0	R$76,407,910

¹The number of members of each body corresponds to the annual average of the number of members of each body calculated monthly with 2 decimals, as provided for in item "9.2.13.b". Compensation of the management (section 13)" of the OFFICIAL LETTER/CVM/SEP/No.02/2016.

Number of members of the Board of Directors in 2017: 112/12 months = 9.33 members

Number of members of the Statutory Board 2017: 108/12 months = 9 members

13.3 Regarding the variable compensation of the last 3 fiscal years the one expected for the current fiscal year of the board of directors, statutory board and finance committee:

Variable compensation - fiscal year ended on December 31, 2014	Board of Directors	Statutory Board	Fiscal Council	Total

Number of Members	N/A	4.67	N/A	4.67
Bonus
Minimum amount foreseen in the compensation plan²	N/A	RS 0	N/A	RS 0
Maximum amount foreseen in the compensation plan¹	N/A	R$18,201,207	N/A	R$18,201,207
Value foreseen in the compensation plan, if the established goals were achieved	N/A	R$18,201,207	N/A	R$18,201,207
Amount effectively recognized in the income for the fiscal year	N/A	R$19,939,348	N/A	R$19,939,348
Profit sharing
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Value foreseen in the compensation plan, if the established goals were achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the income for the fiscal year	N/A	N/A	N/A	N/A

Variable compensation - fiscal year ended on December 31, 2015	Board of Directors	Statutory Board	Fiscal Council	Total

Number of Members	N/A	6.17	N/A	6.17
Bonus
Minimum amount foreseen in the compensation plan²	N/A	RS 0	N/A	RS 0
Maximum amount foreseen in the compensation plan¹	N/A	R$19,841,154	N/A	R$19,841,154
Value foreseen in the compensation plan, if the established goals were achieved	N/A	R$19,841,154	N/A	R$19,841,154
Amount effectively recognized in the income for the fiscal year	N/A	R$26,656,342	N/A	R$26,656,342
Profit sharing
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Value foreseen in the compensation plan, if the established goals were achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the income for the fiscal year	N/A	N/A	N/A	N/A

Variable compensation - fiscal year ended on December 31, 2016	Board of Directors	Statutory Board	Fiscal Council	Total

Number of Members	N/A	5.83	N/A	5.83
Bonus
Minimum amount foreseen in the compensation plan²	N/A	RS 0	N/A	RS 0
Maximum amount foreseen in the compensation plan¹	N/A	R$53,800,217	N/A	R$53,800,217
Value foreseen in the compensation plan, if the established goals were achieved	N/A	R$53,800,217	N/A	R$53,800,217
Amount effectively recognized in the income for the fiscal year	N/A	R$43,472,094	N/A	R$43,472,094
Profit sharing
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Value foreseen in the compensation plan, if the established goals were achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the income for the fiscal year	N/A	N/A	N/A	N/A

Variable compensation expected for the fiscal year (2017)	Board of Directors	Statutory Board	Fiscal Council	Total

Number of Members	N/A	9.00	N/A	9.00
Bonus
Minimum amount foreseen in the compensation plan²	N/A	RS 0	N/A	RS 0
Maximum amount foreseen in the compensation plan¹	N/A	R$50,995,395	N/A	R$50,995,395
Value foreseen in the compensation plan, if the established goals are achieved	N/A	R$36,948,031	N/A	R$36,948,031
Profit sharing
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Value foreseen in the compensation plan, if the established goals are achieved	N/A	N/A	N/A	N/A

¹The maximum amount foreseen for the variable compensation takes into account surpassing the outcome of all goals of the company, business, individual and skills evaluation.

²There is no minimum amount guaranteed.

13.4 Concerning the compensation plan based on shares of the board of directors and the statutory board, effective in the last fiscal year and forecasted for the current fiscal year:

None.

13.5 Concerning the compensation based on shares recognized in the last 3 fiscal years and the forecast for the current fiscal year, the board of directors and the statutory board:

None.

13.6 Information concerning the outstanding options of the board of directors and of the statutory board at the end of the last fiscal year:

None.

13.7 Concerning the options exercised and the shares delivered for the compensation based on shares of the board of directors and the statutory board in the last 3 fiscal years, prepare a table with the following content:

None.

13.8 Information required for the understanding of the data disclosed in items 13.5 to 13.7 (including the pricing method of the number of shares and options):

None.

13.9 The shares or quotas directly or indirectly held in Brazil or abroad, and other securities convertible into shares or quotas issued by the Company, its direct or indirect controlling shareholders, subsidiaries or companies under common control, by members of the board of directors, executive board or fiscal council, grouped by body, on the closing date of the last fiscal year:

COMPANY		Dec 31, 2016
		Board of Directors	Executive Board	Fiscal Council	Total
Company	Type
Companhia Siderúrgica Nacional	Common Shares	1,526	89,000	-	90,526

CONTROLLING SHAREHOLDERS		Dec 31, 2016
		Board of Directors	Executive Board	Fiscal Council	Total
Company	Category
CFL Participações S.A.	Common Shares	327,338,304	0	0	327,338,304
Rio Purus Participações S.A.	Common Shares	1,000	1,000	0	1,000

SUBSIDIARIES		Dec 31, 2016
		Board of Directors	Executive Board	Fiscal Council	Total
Company	Category
CSN Gestão de Recursos Financeiros Ltda.	Quotas of the share capital	1	1	0	1

13.10 Information on pension plans in force for the members of the Board of Directors and Statutory Officers:

The Company sponsors for the Statutory Officers the pension plan of entity CBS Previdência - "Caixa Beneficente dos Empregados" of Companhia Siderúrgica Nacional, in which the participants can contribute 3% to 6% of the nominal salary/fees and the sponsor adds 100% to the participant's amount.

	CBS Previdência – "Caixa Beneficente dos Empregados" of Companhia Siderúrgica Nacional
	Board of Directors	Statutory Board
Number of members (¹)	N/A	3
Name of the plan (2)	N/A	Joint Plan of Supplementary Benefit and CBSPREV Benefit Plan
Number of managers who are eligible to retire	N/A	2
Conditions for early retirement	N/A	(3)
Updated cumulative amount of accumulated contributions to the close of the last fiscal year, discounting the instalment concerning the contributions made directly by the administrators	N/A	R$1,365,185.52
Total cumulative amount of the accumulated contributions made during the last fiscal year, discounting the instalment concerning the contributions made directly by the administrators	N/A	R$200,568.48
Possibility of early redemption and conditions	N/A	Yes, the only condition is no long being connected to the Sponsor and not be receiving the benefits on CBS

(1) Statutory Officer on December 31, 2016

(2) The Joint Plan of Supplementary Benefit is structured according to the type of Variable Contribution, while the CBSPREV Plan is structured according to the type of pure Defined Contribution (no actuarial risk components).

(3) Early retirement: The benefit of early retirement will be awarded to the participant upon request and will be paid in monthly installments, subject to the conditions provided in the plan's regulation, which is available on the company's Intranet, as well as approved by PREVIC and published in the Official Gazette, with its initial amount established in accordance with the choice of the payment method.

13.11 - Maximum, minimum and average individual compensation of board of directors, statutory board and fiscal council:

Reasoning for not completing the table:

Information not disclosed, pursuant to the ruling rendered by the MM Judge of the 5th Federal Court/RJ, in the case file 2010.5101002888-5 in favor of IBEF - Rio de Janeiro, institute to which the Company is associated.

13:12 Contractual arrangements, insurance policies or other instruments that structure mechanisms of compensation or indemnifications for managers in case of removal from office or retirement (including financial consequences for the Company):

None.

13.13 Percentage of the total compensation of each body recognized in the income of the Company concerning the members of the board of directors, statutory board or fiscal council that are related parties to the direct or indirect controlling shareholders, pursuant to the accounting rules that address this issue:

	2014
	Board of Directors	Statutory Board	Fiscal Council
Percentage	10.76%	74.01%	N/A

	2015
	Board of Directors	Statutory Board	Fiscal Council
Percentage	10.90%	56.89%	N/A

	2016
	Board of Directors	Statutory Board	Fiscal Council
Percentage	11.31%	74.72%	N/A

13:14 Amounts recognized in the Company's income as compensation for the members of the board of directors, executive board or fiscal council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services rendered:

None.

13.15 Amounts recognized in the income of the direct or indirect controlling shareholders of companies under common control and the subsidiaries of the Company, as compensation for the members of the board of directors, the executive board or the fiscal council, grouped by body, specifying why these amounts have been assigned to these individuals:

2015 fiscal year - compensation received due to the exercise of the position on the issuer

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect controlling shareholders	N/A	N/A	N/A	N/A
Controlled by the issuer	R$14,652.00	N/A	N/A	R$14,652.00
Companies under common control	N/A	N/A	N/A	N/A

2015 fiscal year - other compensation received, specifying the reason they were assigned

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect controlling shareholders	N/A	N/A	N/A	N/A
Controlled by the issuer	N/A	N/A	N/A	N/A
Companies under common control	N/A	N/A	N/A	N/A

2016 fiscal year - compensation received due to the exercise of the position on the issuer

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect controlling shareholders	N/A	N/A	N/A	N/A
Controlled by the issuer	R$13,712.00	N/A	N/A	R$13,712.00
Companies under common control	N/A	N/A	N/A	N/A

2016 fiscal year - other compensation received, specifying the reason they were assigned

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect controlling shareholders	N/A	N/A	N/A	N/A
Controlled by the issuer	N/A	N/A	N/A	N/A
Companies under common control	N/A	N/A	N/A	N/A

13.16 Other relevant information

None.

ATTACHMENT V - Sample of the Remote Voting Form

(Pursuant to Attachment 21-F of CVM Instruction No. 481/09)

REMOTE VOTING FORM

Annual and Extraordinary Shareholders' Meeting HELD ON APRIL 28, 2017

Name of the Shareholder
Individual or Corporate Taxpayer's ID (CPF or CNPJ) of the Shareholder
E-mail address to forward a confirmation of receipt of the form by the Company to the shareholder

Instructions to complete the form

This Remote Voting Form (“Form”) must be completed if the shareholder wishes to exercise its remote voting right at the Annual and Extraordinary Shareholders' Meeting of Companhia Siderúrgica Nacional (“CSN” or “Company”), convened for April 28, 2017, at 11 a.m. (“AESM”) pursuant to CVM Instruction No. 481/2009 (“CVMI 481”), as amended.

The shareholder must complete all the fields in the Form, indicating its full name (or corporate name, if a legal entity), with the number of the Individual or Corporate Taxpayer's ID, as applicable, in addition to an email address for any contact.

For this Form to be considered valid and for the votes in it to be cast in the Company's AESM, the following instructions should be observed:

(i)                 All fields must be duly, legibly completed;

(ii)                All the pages must be initialed by the shareholder; and

(iii)              At the end, the shareholder (or its legal representative, as applicable) must sign the form and notarize it.

The Form will be disregarded if it is sent directly to the Company without any of the formalities or documents requested.

If the Form is partially or incorrectly completed, the Company will compute only the items that have been correctly completed or rectified in a timely manner, specifically rejecting the items presenting completing problems.

The Forms will be accepted by the Company until April 21, 2017 (including this date).

Guidance to forward the Remote Voting Form

Shareholders who choose to exercise their remote voting right may: (i) complete this form and send it directly to the Company at the address in item 5 below, together with the supporting documentation required by the Company; or (ii) transmit their voting instructions to the qualified service providers (in accordance with Article 21b, item II, of CVMI 481), who will forward the voting statements to the Central Depositary of BM&FBOVESPA.

If the shareholder chooses for sending the Form directly to the Company, it must submit the following documents to the Company's headquarters, to the Investor Relations Executive Officer:

a)                  Physical copy of the Form duly completed, initialed and notarized; and

b)                  Certified copies of the identification and representation documents, as shown below:

	Individuals	Legal entity	Investment Fund
Identity card with photo of the shareholder/legal representative.[1]	X	X	X
Bylaws or Articles of Incorporation consolidated and updated[2]	N/A	X	X
Document proving the powers of attorney[2]	N/A	X	X
Consolidated and updated regulation[2]	N/A	N/A	X

Shareholder who choose to exercise its remote voting right through the service providers, must transmit their voting instructions to their custodians or registrar agent of the Company's shares, provided that the rules established by them are observed. For this, the shareholders must contact their custody or registrar agents, as stated in item "6", and see what procedures were established by them for the transmission of remote voting instructions.

For shareholders who are an individual or legal entity domiciled abroad, all documents submitted must be translated and legalized by the Brazilian Consulate of their home country or filed at the authorized notary registry with the due Haya Note, so that all copies are certified and all the signatures are notarized.

Postal and e-mail address to send the Form, if the shareholder wishes to deliver the document directly to the Company's headquarter

Companhia Siderúrgica Nacional

Attn. Investor Relations Officer

Avenida Brigadeiro Faria Lima, nº 3.400, 20º andar, Itaim Bibi

São Paulo/SP

CEP 04538-132

Email: invrel@csn.com.br

Phone: (55) (11) 3079-7593

1 Identity documents: RG (ID), RNE (Foreign ID), CNH (Driver's License), Passport and professional identity cards.

2 In the case of investment funds, the voting policy of the fund should be complied with.

Indication of the institution hired by the Company to provide the registrar service of securities. Itaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, 3.500, 3º andar – São Paulo CEP 04538-132

3003-9285 (capital and metropolitan areas)

0800 7209285 (other locations)

The service hours are on weekdays from 9 am to 6 pm.

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Resolutions / Matters related to the Annual and Extraordinary Shareholders' Meeting
Approve the amendment and consolidation of the Bylaws, pursuant to Attachment 1 of the Management's Proposal. Approve [ ] Reject [ ] Abstain [ ]
  Establish that the Board of Directors of the Company will have seven (7) members, among which one (1) will be the representative of the Company's employees, pursuant to Article 14 of the Company's Bylaws, in accordance with the Management's Proposal.

Approve [ ] Reject [ ] Abstain [ ]

Do you want to request the adoption of the multiple voting process for the election of the Board of Directors, pursuant to Article 162 of Law No. 6404, of 1976? Yes [ ] No [ ]
Election of the Board of Directors by a single coalition, according to the Management's Proposal. Approve [ ] Reject [ ] Abstain [ ]
5. If one of the candidates that make up the coalition is no longer part of it, the votes corresponding to your shares may continue to be cast on the chosen coalition? Yes [ ] No [ ]

6.       In case of adoption of the multiple voting election process, the votes corresponding to your shares must be distributed, in the following percentages, to the members you chose?

7.       Visualization of all the candidates that compose the coalition to indicate the % (percentage) of the votes to be awarded

Benjamin Steinbruch: [ ] %

Léo Steinbruch: [ ] %

Yoshiaki Nakano: [ ] %

Fernando Perrone: [ ] %

Antonio Bernardo Vieira Maia: [ ] %

José Eduardo de Lacerda: [ ] %

8.       Separate election of member of the board of directors

Indication of candidates for the Board of Directors (the shareholder must complete this field if he leaves the general election field blank and holds the shares with which he votes during the 03 (three) months immediately prior to the AGOE.)If you voted for the names appointed in the coalition proposed by the Management, the vote on this item has no effect.

Nissim Kalili

Approve [ ] Reject [ ] Abstain [ ]

9.       If it is known that neither the holders of voting shares nor the holders of preferred shares without voting or restricted voting rights have, respectively, reached the quorum required in items I and II of paragraph 4 of art. 141 of Law No. 6,404 of 1976, would you prefer that your  vote is included to the votes of the preferred shares in order to elect for the board of directors the candidate with the highest number of votes among all of those that, as part of this Internet voting, to stand for separate election?

[not applicable]

Establish the Management's overall annual compensation for the year of 2017, pursuant to the Management's Proposal. Approve [ ] Reject [ ] Abstain [ ]
Do you wish to request the installation of the Fiscal Council, pursuant to Article 161 of Law 6.404 of 1976? Yes [ ] No [ ]
  Separate election of the Fiscal Council by minority shareholders, pursuant to the Management's Proposal.

Indication of candidates to the Fiscal Council (the shareholder must complete this field if he left the general election field blank).

Sitting Member:

Miguel Roberto Gherrize

Approve [ ] Reject [ ] Abstain [ ]

Alternate Member:

William Pereira Pinto

Approve [ ] Reject [ ] Abstain [ ]

City: ________________________________________________________

Date: _______________________________________________________

Signature: ___________________________________________________

Name/Corporate Name of the shareholder: ______________________

Individual/Corporate Taxpayer's ID (CPF/CNPJ): ___________________

Number of shares _____________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.